Exhibit 99.1

Sun Life Financial Inc.

Notice of Annual Meeting

of Common Shareholders

May 9, 2007

and

Management Information Circular

2007

Sun Life Financial

Dear Shareholder:

You are invited to attend the Annual Meeting of Common Shareholders of Sun Life Financial Inc. to be held at The Carlu, 444 Yonge Street (at College Street), 7th Floor, Toronto, Ontario, Canada on Wednesday, May 9, 2007 at 10:00 a.m. (Toronto time).

The business of the meeting is described in the accompanying Notice of Meeting and Management Information Circular.

The meeting will be held at the same time and in the same place as the Annual Meeting of the Policyholders and the sole Shareholder of Sun Life Assurance Company of Canada. The formal business of each meeting will be conducted separately but the management presentation at the meeting will be addressed jointly to the shareholders and the policyholders present, and a joint question and answer period will be held after the formal business of the meetings.

Your participation in the meeting is important regardless of the number of shares you hold. If you cannot attend the meeting, please vote by completing the form of proxy and returning it by no later than 5:00 p.m. (Toronto time) on Monday, May 7, 2007 in the manner described in the Management Information Circular. If your shares are held in the name of a nominee, you should consult the Management Information Circular for information about how to vote your shares.

We look forward to seeing you at the meeting.

Ronald W. Osborne Chairman of the Board	Donald A. Stewart Chief Executive Officer

      Si vous désirez recevoir l'avis de convocation à l'assemblée annuelle et la circulaire d'information en français, veuillez communiquer avec le secrétaire en écrivant au 150 rue King Ouest, 6e étage, Toronto (Ontario) Canada M5H 1J9, en composant le 1 800 786-5433, ou encore en envoyant un courriel à serviceauxactionnaires@sunlife.com.

Sun Life Financial Inc.
Notice of Annual Meeting
May 9, 2007

The Annual Meeting of Common Shareholders of Sun Life Financial Inc. will be held at The Carlu, 444 Yonge Street (at College Street), 7th Floor, Toronto, Ontario, Canada on Wednesday, May 9, 2007 at 10:00 a.m. (Toronto time), for the following purposes:

1.
to receive the consolidated financial statements of Sun Life Financial Inc. for the year ended December 31, 2006, together with the reports of the auditor and the actuary on those statements;

2.
to elect directors;

3.
to appoint an auditor;

4.
to consider a proposal submitted by a shareholder as set out in Schedule C of the attached Management Information Circular; and

5.
to transact such other business as may properly be brought before the meeting or any continuation of the meeting after an adjournment.

The meeting will be held at the same time and in the same place as the annual meeting of Sun Life Assurance Company of Canada. The Management Information Circular, which follows this Notice of Annual Meeting, is your guide to understanding the business that will be dealt with at the meeting.

The number of eligible votes that may be cast at the meeting as of March 16, 2007 is 572,181,386. If you were a shareholder of record at the close of business on March 16, 2007 you are entitled to receive notice of and to vote at the meeting. If you cannot attend the meeting, please vote by completing the form of proxy and returning it in the envelope provided or faxing it to 416-368-2502. For your vote to be recorded your proxy form must be received no later than 5:00 p.m. (Toronto time) on Monday, May 7, 2007 by our transfer agent, CIBC Mellon Trust Company, or its co-agents. For further information please see the section entitled How to Vote Your Shares in the accompanying Management Information Circular.

If the meeting is adjourned, your proxy form must be received as described above no later than 5:00 p.m. (Toronto time) on the second business day before the meeting is reconvened.

By order of the Board of Directors,

Signed,

Joan M. Wilson
Vice-President and Corporate Secretary

March 16, 2007

MANAGEMENT INFORMATION CIRCULAR 2007

     Table of Contents

Voting Information	1
Business of the Meeting	4
Director Nominees	6
Compensation of Directors	12
Report on Corporate Governance	16
Reports of Board Committees	20
Report on Executive Compensation	26
Securities Authorized for Issuance Under Equity Compensation Plans	49
Indebtedness of Directors and Executive Officers	50
Interests of Insiders in Material Transactions	50
Performance Graph	50
Normal Course Issuer Bid	51
Directors' and Officers' Liability Insurance	51
Additional Information	51
Contacting the Board of Directors	51
Directors' Approval	51
Schedule A – Charter of the Board of Directors	52
Schedule B – Sun Life Financial Inc.'s Alignment with The New York Stock Exchange Corporate Governance Rules	58
Schedule C – Shareholder Proposal	62

MANAGEMENT INFORMATION CIRCULAR 2007

Sun Life Financial Inc.
Management Information Circular
Dated March 16, 2007

Throughout this document SLF Inc. refers to Sun Life Financial Inc., the Company and Sun Life Financial refer to Sun Life Financial Inc. and its subsidiaries, Sun Life Assurance refers to Sun Life Assurance Company of Canada, you, your and shareholder(s) refer to the common shareholders of SLF Inc., and the Act means the Insurance Companies Act (Canada).

Voting Information

Who Can Vote

If you were a shareholder of record at the close of business on March 16, 2007, you are entitled to vote at the Annual Meeting of Shareholders (the "meeting"). Each common share has one vote. The Act prohibits the exercise of voting rights attached to any common shares beneficially owned by the Government of Canada or any province or territory of Canada, the government of a foreign country, or any political subdivision or agency of any of those entities.

If you acquired shares after March 16, 2007, you must produce properly endorsed share certificates or otherwise establish that you own the shares to be able to vote those shares at the meeting. You must also request that your name be included on the list of shareholders eligible to vote at the meeting by contacting the Corporate Secretary at 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9 no later than 5:00 p.m. (Toronto time) on April 30, 2007.

Voting Securities

As at March 16, 2007, a total of 572,181,386 common shares were outstanding. To the knowledge of the directors and management of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over voting securities carrying more than 10% of the voting rights attached to any class of voting securities of SLF Inc.

Who Counts the Votes

Proxies are counted and tabulated by SLF Inc.'s transfer agent, CIBC Mellon Trust Company, or its authorized agents. Proxies are not submitted to management unless they contain comments from shareholders clearly intended for management, or when required by law.

Votes Required for Approval

A simple majority of votes cast, in person or by proxy, is required for the approval of each of the matters being voted on at the meeting.

Voting Results

A Report on Voting Results will be posted on www.sunlife.com after the meeting. The Report on Voting Results will also be filed with the Canadian securities regulators and posted on www.sedar.com.

Solicitation of Proxies

This Management Information Circular (the "Circular") explains in detail the items of business that will be considered at the meeting to be held on May 9, 2007. It is provided to you in connection with the solicitation of proxies to be used at the meeting and at any adjournment of the meeting by or on behalf of the Board of Directors and management of the Company. Proxies will be solicited primarily by mail but may also be solicited by telephone, in writing or in person by regular employees of the Company or by an agent. The Company will be using the services of Kingsdale Shareholder Services Inc. to solicit proxies. Interested shareholders in North America may contact Kingsdale Shareholder Services Inc. at 1-866-289-9929. The estimated cost of such services is $47,000. All costs of solicitation will be borne by the Company.

MANAGEMENT INFORMATION CIRCULAR 2007

How to Vote Your Shares

Registered Shareholders

You are a registered shareholder if your name appears on the certificate for those shares. As a registered shareholder, you may vote in person at the meeting or you may vote by proxy. Whether or not you attend the meeting, you may appoint someone else to vote for you as your proxy holder. The individuals indicated as proxy holders on the proxy form are directors of SLF Inc. However, you may appoint another person as your proxy holder, including someone who is not a shareholder, by printing that person's name in the blank space on the form. Sign, date and return the completed proxy form in the envelope provided.

To have your vote recorded, you must return the signed proxy form no later than 5:00 p.m. (Toronto time) on Monday, May 7, 2007 as described in the Notice of Annual Meeting. If you wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.

Share Ownership Account Participants

A shareholder who has a Share Ownership Statement may vote in person at the meeting or by returning a signed proxy form in the envelope provided. Certain Share Ownership Account participants may also vote by telephone or the Internet. Please refer to the proxy form included in your package for complete instructions. Each participant who is eligible to use the electronic voting procedure will receive a form of proxy that includes a 13-digit control number in the top right-hand corner. This number will be used to verify your identity and allow you to vote using the telephone or the Internet. For telephone voting in Canada, please call 1-866-271-1207 from a touch-tone telephone and follow the voice instructions. For Internet voting, please access www.eproxyvoting.com/slf and follow the instructions. You may vote by telephone or the Internet until 5:00 p.m. (Toronto time) on Monday, May 7, 2007. Information contained in or otherwise accessible through the website does not form a part of this Circular. All such website references are inactive textual references only.

If you hold a Share Ownership Statement and wish to vote in person at the meeting, do not complete or return the proxy form. You should register with the transfer agent upon arriving at the meeting and you will be given a ballot.

Non-registered Shareholders

If you are a non-registered shareholder (that is, your shares are registered in the name of an intermediary such as a securities broker, clearing agency, financial institution, trustee or custodian), you should carefully follow the instructions on the voting instruction form or proxy form that you receive from the intermediary to vote the shares that you hold with that intermediary. Non-registered shareholders should follow the instructions for telephone or Internet voting provided to them by their intermediary.

Since the Company does not have access to the names of its non-registered shareholders, if you wish to attend the meeting and vote in person you should insert your own name in the blank space provided in the voting instruction form or proxy form to appoint yourself as proxy holder, then follow your intermediary's instructions for returning the form.

Changing Your Mind

If you are a registered shareholder or a Share Ownership Account participant, and you have returned a proxy form, you may revoke it by:

a)
completing and signing a proxy form with a later date than the proxy form you previously returned and depositing it with CIBC Mellon Trust Company as described in the Notice of Annual Meeting; or

b)
depositing a written statement signed by you or your attorney as authorized by you in writing:

i)	at 150 King Street West, 6th Floor, Toronto, Ontario, Canada, M5H 1J9, Attention: Corporate Secretary, at any time up to and including May 8, 2007, or if the meeting is adjourned, the business day before the day to which the meeting is adjourned; or

MANAGEMENT INFORMATION CIRCULAR 2007

ii)	with the Chairman of the meeting on the day of the meeting before the meeting starts, or on the day to which the meeting is adjourned.

Voting instructions sent by mail, by facsimile or delivered in person by a later-dated proxy form, or sent by telephone or the Internet after your initial vote, will revoke any previous voting instructions. If you are a Share Ownership Account participant you will not be able to vote by telephone or Internet (and so revoke any previous voting instructions) after 5:00 p.m. (Toronto time) on May 7, 2007.

If you are a non-registered shareholder, you may revoke a proxy or voting instruction that you have given to your intermediary at any time by written notice to the intermediary. However, your intermediary may be unable to take any action on the revocation if the intermediary does not receive it at least seven days before the meeting.

Voting by Proxy

If you specify on the proxy form how you want to vote on a particular matter (by marking FOR, WITHHOLD or AGAINST), then that is how your proxy holder must vote your shares. If you have not indicated how to vote on a particular matter, then your proxy holder can vote your shares as he or she sees fit on that matter. If you appoint the representatives named on the proxy form as your proxy holder, and you do not specify how they should vote, your shares will be voted:

    FOR the election as directors of the nominees listed in this Circular;
    FOR the appointment of Deloitte & Touche LLP as auditor; and
    AGAINST Shareholder Proposal No. 1.

If any amendments are proposed to these matters, or if any other matters are properly brought before the meeting, your proxy holder can vote your shares as he or she sees fit.

The Notice of Annual Meeting includes all the matters to be presented at the meeting that are known to the directors and management of the Company as of the date of this Circular.

If you have any questions regarding the meeting, please call our transfer agent at one of the following numbers:

Canada and United States	1-877-224-1760 (English)	1-888-290-0048 (French)

United Kingdom, Republic of Ireland, Channel Islands and Isle of Man	Within the U.K.: 0845 602 1587	Outside the U.K.: 44 20 8639 2064

Philippines	Metro Manila: 632 683 2601	Provinces: 1 800 1 888 2422

Hong Kong	852 2862 8628

Other Countries	416-348-9412

MANAGEMENT INFORMATION CIRCULAR 2007

Business of the Meeting

Financial Statements

The consolidated financial statements of the Company for the year ended December 31, 2006, together with the report of the auditor and the actuary's report on the policy liabilities in those statements, are included in the 2006 Annual Report. They will be placed before the shareholders at the meeting.

Election of Directors

As of the date of this Circular, there are 12 directors on the board. SLF Inc.'s by-laws currently allow for the election of between eight and 20 directors. At the meeting 13 directors are to be elected. All nominees as directors are currently directors of SLF Inc. with the exception of Mitchell M. Merin. Since the last annual meeting, two directors resigned from the board: William R. Fatt effective July 24, 2006 and C. James Prieur effective August 9, 2006. All directors are also directors of Sun Life Assurance, the wholly owned principal operating subsidiary of SLF Inc.

In the absence of contrary instructions, the persons named in the form of proxy intend to vote FOR the nominees named in this Circular at the meeting. All directors will be elected for a one-year term. The Board of Directors has adopted a policy whereby a nominee who receives more "withheld" votes than "for" votes for his or her election as a director must submit a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the Board of Directors. Within 90 days of the meeting the Board of Directors will decide whether to accept or reject the director's offer to resign and promptly disclose by way of news release the outcome of its deliberations. This policy applies to uncontested elections only.

The Governance Committee has reviewed the candidature of each nominee and confirmed to the Board of Directors that each of the nominees satisfies the Company's criteria for board membership and offers skills and experience that will contribute to the board's continuing ability to keep pace with the Company's developing business operations. The Board of Directors does not expect that any of the proposed nominees will be unable to serve as a director, but if that occurs for any reason prior to the meeting, the persons named in the form of proxy reserve the right to vote in their discretion for other nominees proposed in good faith in accordance with applicable legislation.

Certain additional information on the nominees for election as directors begins on page six of this Circular.

Appointment of Auditor

It is proposed that Deloitte & Touche LLP ("Deloitte") be appointed auditor of SLF Inc.

The persons named in the form of proxy intend to vote, in the absence of contrary instructions, FOR the appointment of Deloitte as auditor of SLF Inc., to hold office until the next annual meeting of shareholders. Deloitte has been the auditor of SLF Inc. since SLF Inc.'s incorporation in 1999 and has been auditor of Sun Life Assurance for many years.

MANAGEMENT INFORMATION CIRCULAR 2007

For the years ended December 31, 2006, 2005 and 2004, the fees paid by Sun Life Financial for audit work performed by Deloitte were as follows:

	Year Ended December 31
($millions)	2006	2005	2004

Audit Services	21.1	13.6	10.2

Audit-Related Services	2.5	3.6	3.5

Tax Services	0.1	0.6	2.2

Other Services	0.6	0.7	0.4

Total	24.3	18.5	16.3

Fees for audit services were paid for professional services rendered by the auditor for the audit of the Company's consolidated annual financial statements and segregated funds as well as services provided in connection with statutory and regulatory filings.

Fees for audit-related services were paid for assurance and related services that were reasonably related to the performance of the audit or review of the annual consolidated financial statements and not reported under the audit services category above. These services consisted primarily of reviews of the Company's internal control reporting preparedness, CFA Institute (formerly the Association for Investment Management and Research) verifications and employee benefit plan audits.

Fees for tax services were paid for tax compliance, tax advice and tax planning professional services. These services included the review of original and amended tax returns, assistance with questions regarding tax audits and refund claims and tax planning and advisory services relating to domestic and international taxation.

Other fees were paid for products and services other than audit, audit-related and tax services described above.

Policy for Approval of Auditor Services

SLF Inc. has established a policy requiring pre-approval of services provided by its external auditor. All fees paid to Deloitte since the policy was established have been approved by the Audit and Conduct Review Committee in accordance with the policy in effect at the relevant time.

Shareholder Proposal

Schedule C to this Circular sets out a proposal submitted by a shareholder for consideration at the meeting. The persons named in the form of proxy intend to vote, in the absence of contrary instructions, AGAINST such proposal for the reasons set out in Schedule C.

Amendments to the Act and related Regulations in 2006 changed the shareholder proposal process. Shareholder proposals for the 2008 Annual Meeting of Common Shareholders must be submitted no later than 5:00 p.m. (Toronto time) on Monday, December 17, 2007, by writing to the Corporate Secretary of SLF Inc. at 150 King Street West, 6th Floor, Toronto, Ontario, Canada M5H 1J9, or by facsimile to 416-585-9907 or by e-mail to boarddirectors@sunlife.com in order to be considered for inclusion in SLF Inc.'s circular for that meeting.

MANAGEMENT INFORMATION CIRCULAR 2007

Director Nominees

The following table sets out information about the proposed nominees for directors.

James C. Baillie
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]		Meets Directors' Share
Age: 68							Ownership Guidelines
Director since 2000[1]	2007	2006	2007	2006	2007	2006
Independent Director	6,900	6,900	8,277	7,145	4,000	4,000

	Mr. Baillie is of Counsel with Torys LLP, a law firm. Mr. Baillie is Chairman of the Auditing and Assurance Standards Oversight Council and a director of Bridgepoint Health Canada. Mr. Baillie has served on the Board of Directors of three of SLF Inc.'s subsidiaries in the United States and was Chairman of their Audit Committees. Mr. Baillie also served as a director of the Investment Dealers Association of Canada and the Independent Electricity Market Operator (Ontario).
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Royal Utilities Income Fund	2006 – present
Audit and Conduct Review	5 of 5	100%	Decision Dymanics
Risk Review (Chair)	5 of 5	100%	Technology Ltd.	2005 – present
Annual Meeting	Yes		Corel Corporation	2000 – 2003

George W. Carmany, III
Boston, MA	Common Shares[2]		DSUs[2]		Options[2]		Has until February 8, 2012
Age: 67							to meet Directors' Share
Director since 2004[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	2,000	2,000	3,739	1,417	–	–

	Mr. Carmany is President of G. W. Carmany and Company, Inc., an advisor to and investor in development-stage companies in life sciences and financial services. He is Vice-Chairman of Computerized Medical Systems, Inc., Senior Advisor to EnGenelC Pty. Ltd. and a Trustee of Bentley College. Mr. Carmany has served as Chairman and Chief Executive Officer of Helicon Therapeutics, Inc., Vice Chairman of LifeSpan, Inc., Chairman and Trustee of The New England Medical Center Hospitals, Inc., and as a director of Equivest, Inc. and e-Duction, Inc. Formerly Mr. Carmany held senior positions at American Express Company and its investment management and private banking subsidiary, The Boston Company.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Macquarie Infrastructure
Management Resources	7 of 7	100%	Company	2004 – present
Risk Review	5 of 5	100%
Annual Meeting	Yes

MANAGEMENT INFORMATION CIRCULAR 2007

John H. Clappison, FCA
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]		Has until February 8, 2012
Age: 60							to meet Directors' Share
Director since 2006[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	1,000	1,000	1,987	–	–	–

	Mr. Clappison retired as Greater Toronto Area Managing Partner of PricewaterhouseCoopers LLP, chartered accountants, in December 2005. Mr. Clappison is a Trustee of the Shaw Festival Theatre Endowment Foundation and St. Michael's Hospital Foundation, a member of the Board of Trustees of The Art Gallery of Ontario Endowment Foundation and a director of Summit Energy Holdings LLP.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	13 of 14	93%	Cameco Corporation	2006 – present
Audit and Conduct Review	5 of 5	100%	Rogers Communications Inc.	2006 – present
Risk Review	5 of 5	100%
Annual Meeting	Yes

David A. Ganong, CM
St. Stephen, NB	Common Shares[2]		DSUs[2]		Options[2]
Age: 63							Meets Directors' Share
Director since 2002[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	7,567	7,567	6,702	5,049	2,000	2,000

	Mr. Ganong is President of Ganong Bros. Limited, a confectionery manufacturer. Mr. Ganong is Chairman of the Board of Governors of The University of New Brunswick and a Canadian representative on the North American Competitiveness Council.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Air Canada	1988 – 2004
Governance[3]	4 of 4	100%	New Brunswick and
Management Resources	7 of 7	100%	Canada Railway	1985 – 2004
Risk Review[3]	1 of 1	100%	Clarica Life Insurance Company
Annual Meeting	Yes		(Chair)	1999 – 2002

Germaine Gibara, CFA
Montreal, QC	Common Shares[2]		DSUs[2]		Options[2]
Age: 62							Meets Directors' Share
Director since 2002[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	4,093	4,030	8,247	6,058	2,000	2,000

	Ms. Gibara is President of Avvio Management Inc., a change and technology management consulting firm. Ms. Gibara is a director of the CPP Investment Board and until March 2006 served as a director of the Auditing and Assurance Standards Oversight Council.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	St. Lawrence Cement Group Inc.	2005 – present
Audit and Conduct Review	4 of 5	80%	Agrium Inc.	2004 – present
Governance	5 of 5	100%	Cogeco Cable Inc.	2003 – present
Annual Meeting	Yes		Pechiney Group	2002 – 2003
			Corel Corporation	2001 – 2003
			Clarica Life Insurance Company	1997 – 2002

MANAGEMENT INFORMATION CIRCULAR 2007

Krystyna T. Hoeg, CA
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]
Age: 57							Meets Directors' Share
Director since 2002[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	3,405	3,405	13,041	9,397	2,000	2,000

	Ms. Hoeg was President and Chief Executive Officer of Corby Distilleries Limited, a marketer and seller of spirits and wine until February 2007. She is a director of Ganong Bros. Limited, Samuel, Son & Co., Limited, a member of the Advisory Board of the Woodrow Wilson Center's Canada Institute and a member of the Canadian Audit Committee Network. From 2001 to 2002 Ms. Hoeg served as a director of St. Michael's Hospital Foundation.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	12 of 14	86%	Cineplex Galaxy Income Fund	2006 – present
Audit and Conduct Review			Shoppers Drug Mart Corporation	2006 – present
(Chair)	5 of 5	100%	Corby Distilleries Limited	1996 – 2007
Risk Review	4 of 5	80%	Clarica Life Insurance Company	1999 – 2002
Annual Meeting	Yes

David W. Kerr, CA
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]
Age: 63							Meets Directors' Share
Director since 2004[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	8,000	8,000	4,401	2,254	–	–

	Mr. Kerr was Chairman of Falconbridge Limited, a developer of copper and nickel mining deposits, until August 2006. Prior to July 2002 he was President and Chief Executive Officer of Falconbridge Limited. He is a director of the Toronto Rehabilitation Hospital Foundation, a director of the Special Olympics Foundation, a member of the National Round Table on the Environment and the Economy, a director and chair of the Audit Committee of Sustainable Development Technology Canada and an Advisory Board Member at the Schulich School of Business, York University.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Shell Canada Limited	2003 – present
Audit and Conduct Review	5 of 5	100%	Brookfield Asset Management Inc.	1987 – present
Management Resources	7 of 7	100%	Falconbridge Limited	1989 – 2006
(Chair)			Canada Life Corporation	1999 – 2003
Annual Meeting	Yes

Idalene F. Kesner
Bloomington, IN	Common Shares[2]		DSUs[2]		Options[2]
Age: 49							Meets Directors' Share
Director since 2002[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	6,500	4,000	3,720	2,696	2,000	2,000

	Professor Kesner is Chairperson, Department of Management and Frank P. Popoff Chair of Strategic Management at Kelley School of Business, Indiana University, a post-secondary educational institution. Until July 2006, she was Chairperson, MBA Program at Indiana University. From 1995 to 2005 she served as a director of the Indiana University Hillel Foundation.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Harriet & Henderson Yarns, Inc.	1994 – 2003
Governance	5 of 5	100%	Clarica Life Insurance Company	1997 – 2002
Risk Review	5 of 5	100%
Annual Meeting	Yes

MANAGEMENT INFORMATION CIRCULAR 2007

Mitchell M. Merin
Mantoloking, NJ	Common Shares[2]		DSUs[2]		Options[2]
Age: 53							If elected, will have until May 9,
If elected, will be an	2007	2006	2007	2006	2007	2006	2012 to meet Directors' Share
Independent Director	–	–	–	–	–	–	Ownership Guidelines

Mr. Merin retired as President and Chief Operating Officer of Morgan Stanley Investment Management ("MSIM") in September 2005. MSIM is the investment management business for individual and institutional investors of Morgan Stanley. He held this position for seven years, during which time he also served as a director or trustee of a number of registered investment companies for which MSIM acted as investment manager or investment advisor. In the course of his 25-year career with Morgan Stanley and its predecessor companies, Mr. Merin progressed through various senior management roles.
Board/Committee Memberships	2006 Attendance	Other Public Company Board Memberships Held During the Last Five Years

Mr. Merin is not currently on the board.	n/a	None

Bertin F. Nadeau
Montreal, QC	Common Shares[2]		DSUs[2]		Options[2]
Age: 66							Meets Directors' Share
Director since 1999[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	14,256	10,256	3,720	2,696	4,000	4,000

	Mr. Nadeau is Chairman and Chief Executive Officer of GescoLynx Inc., a private holding company. Mr. Nadeau is Chairman of The Montreal General Hospital Foundation, Breuvages KiRi L.P. and Casavant Frères, L.P. In the past five years, Mr. Nadeau has served as a director of Ski Mode Bernard Trottier Inc. and was a Governor of The Banff Centre. From 1998 to 2006 he was a director of LaFarge North America Inc.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	None
Governance (Chair)	5 of 5	100%
Management Resources	6 of 7	83%
Annual Meeting	Yes

Ronald W. Osborne, FCA
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]
Age: 60							Meets Directors' Share
Director since 1999[1]	2007	2006	2007	2006	2007	2006	Ownership Guidelines
Independent Director	19,466	19,155	6,402	2,696	4,000	4,000

	Mr. Osborne is Chairman of the Board of SLF Inc. and of Sun Life Assurance. Mr. Osborne is a member of the Board of Governors of the Corporation of Massey Hall and Roy Thomson Hall. Until March 2007, he was a director of SLF Inc.'s subsidiary Massachusetts Financial Services Company ("MFS"). Until December 2003, he was a director and President and Chief Executive Officer of Ontario Power Generation Inc., an electricity generation company.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board (Chair)	14 of 14	100%	St. Lawrence Cement Group Inc.	2004 – present
Governance[4]	5 of 5	100%	Riocan Real Estate
Audit and Conduct Review[4]	5 of 5	100%	Investment Trust	2004 – present
Management Resources[4]	7 of 7	100%	Four Seasons Hotels Inc.	2003 – present
Risk Review[4]	5 of 5	100%	Torstar Corporation	2003 – present
Annual Meeting	Yes		Shell Canada Limited	2001 – present
			Nortel Networks Corporation/
			Nortel Networks Limited	2005 – 2006
			Air Canada	1999 – 2004

MANAGEMENT INFORMATION CIRCULAR 2007

Donald A. Stewart, FIA, FCIA
Toronto, ON	Common Shares[2]		DSUs[2]		Options[2]
Age: 60							Meets Executive Officer
Director since 1999[1]	2007	2006	2007	2006	2007	2006	Share Ownership Guidelines
Non-Independent Director	46,285	44,988	193,526	188,896	1,309,633	1,338,400

	Mr. Stewart is Chief Executive Officer of SLF Inc. and of Sun Life Assurance. Mr. Stewart serves on the Board of Directors of a number of SLF Inc.'s subsidiaries. He is a director of the Canadian Life and Health Insurance Association Inc. and the American Council of Life Insurers. From 2003 to 2006 he served as a director and Vice-Chairman of the International Insurance Society, Inc.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	CI Financial Income Fund	2006 – present
Annual Meeting	Yes

W. Vickery Stoughton
Los Angeles, CA	Common Shares[2]		DSUs[2]		Options[2]
Age: 61							Has until February 8, 2012
Director since 1999[1]	2007	2006	2007	2006	2007	2006	to meet Directors' Share
Independent Director	4,872	4,618	3,720	2,696	4,000	4,000	Ownership Guidelines

	Mr. Stoughton is President and Chief Executive Officer of Magnevu Inc., a manufacturer of medical magnetic resonance imaging devices. He is also a Principal of Anvil Entertainment, Inc., a privately owned company producing films, theatre and related products and a Partner, Wear It Now, a family owned promotional products business. Mr. Stoughton was Chairman and Chief Executive Officer of Careside, Inc. which, until February 2003, was a manufacturer and developer of blood testing systems.
Board/Committee Memberships	2006 Attendance		Other Public Company Board Memberships Held During the Last Five Years

Board	14 of 14	100%	Biomira Inc.	1997 – present
Governance	5 of 5	100%
Management Resources	7 of 7	100%
Annual Meeting	Yes

[1]	Director since means the year in which the director first joined the board of Sun Life Financial Inc., which was formed in 1999.
[2]	Common shares, DSUs and Options as at February 28, 2007 and 2006 and Share Ownership Guidelines calculations as at February 28, 2007.
[3]	Until December 6, 2006 Mr. Ganong was a member of the Governance Committee. Effective December 6, 2006 he became a member of the Risk Review Committee.
[4]	Mr. Osborne is a member of the Governance Committee and an ex-officio member of all other committees.

Listed below are directors who retired or resigned during the 12-month period ended December 31, 2006, together with their record of attendance at meetings:

William R. Fatt (resigned July 24, 2006)	C. James Prieur (resigned August 9, 2006)
5 of 7 Board	8 of 8 Board
2 of 3 Management Resources Committee	Annual Meeting
2 of 2 Risk Review Committee
Annual Meeting

MANAGEMENT INFORMATION CIRCULAR 2007

The following table lists the directors who served together as directors on the boards of other publicly traded companies during the financial year ended December 31, 2006.

Company	Director	Committee Memberships

Shell Canada Limited	David W. Kerr	• Audit
• Health, Safety, Environment and Social Responsibility
• Nominating and Governance
• Reserves (Chair)
	Ronald W. Osborne	• Audit
• Management Resources and Compensation (Chair)
• Reserves

St. Lawrence Cement Group Inc.	Germaine Gibara	• Audit
	Ronald W. Osborne	• Environmental and Health & Safety

No proposed director of SLF Inc. is or has been, in the last ten years, a director or executive officer of a company that, while that person was acting in that capacity, (a) was the subject of a cease trade or similar order or an order that denied the company access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, (b) was subject to an event that resulted, after that person ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the company access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days, or (c) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, except for the following directors:

i)
Professor Kesner was a director of Harriet & Henderson Yarns, Inc. until May 2003. In July 2003 Harriet & Henderson Yarns, Inc. filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States. Ms. Kesner is no longer a director of Harriet & Henderson Yarns, Inc.;

ii)
Messrs. Ganong and Osborne were directors of Air Canada when it filed for protection under the Companies' Creditors Arrangement Act ("CCAA") in April 2003. Air Canada successfully emerged from the CCAA proceedings and was restructured pursuant to a plan of arrangement in September 2004. Messrs. Ganong and Osborne are no longer directors of Air Canada;

iii)
Mr. Stoughton was a director of Careside, Inc. when it filed a voluntary petition under Chapter 11 of the Bankruptcy Code in the United States in October 2002. Mr. Stoughton is no longer a director of Careside, Inc.; and

iv)
Mr. Osborne was a director of Nortel Networks Corporation and Nortel Networks Limited (collectively, Nortel) when on April 10, 2006 the Ontario Securities Commission ("OSC") issued a management cease trade order prohibiting all directors, officers and certain other current and former employees of Nortel from trading in securities of Nortel until two business days following receipt by the OSC of all filings required to be made by Nortel pursuant to Ontario securities laws. This order resulted from Nortel's need to restate certain previously reported financial results and related delays in filing certain of its 2005 financial results. This order was revoked effective June 8, 2006. Mr. Osborne is no longer a director of Nortel.

MANAGEMENT INFORMATION CIRCULAR 2007

Compensation of Directors

On an annual basis, the Governance Committee reviews and makes recommendations to the board on the adequacy of the compensation paid to the independent directors and the Chairman of the Board. Factors that are considered include the responsibility and time commitment to be an effective director, as well as the competitiveness of the Company's compensation relative to other Canadian financial institutions and large public companies. Directors who are employed by SLF Inc. or Sun Life Assurance do not receive fees for serving as directors.

The Chairman of the Board receives an annual retainer plus a deferred share unit ("DSU") award as his total remuneration. He is also reimbursed for reasonable travel and other expenses incurred in connection with carrying out the duties of the Chairman of the Board. In 2006 Mr. Osborne received an annual retainer of $300,000 plus a DSU award of $45,000. The mix of the Chairman of the Board's compensation was changed effective January 1, 2007 to an annual retainer of $290,000 plus a DSU award of $55,000. No meeting fees are paid to the Chairman of the Board.

Effective January 1, 2007, the board retainer for other members of the board was increased from $90,000 to $110,000 with 50% of the retainer continuing to be paid in the form of DSUs. The following chart sets out amounts paid in respect of a director's services to both SLF Inc. and Sun Life Assurance, the cost of which is shared equally between the two companies. Meetings of the boards of SLF Inc. and Sun Life Assurance and their respective committees are, generally, held concurrently. Directors who are resident outside of Canada receive the same nominal amounts, paid in U.S. funds. Directors who are not employees of SLF Inc. or any affiliate can elect to receive their remuneration (other than the DSU award) in any combination of cash, DSUs or common shares of SLF Inc. acquired on the open market. Directors are reimbursed for their reasonable costs for attendance at meetings of the board and its committees.

Board Retainer:		$110,000

Committee Chair Retainers:	• Audit and Conduct Review	$ 30,000
	• Governance	$ 20,000
	• Management Resources	$ 20,000
	• Risk Review	$ 30,000

Committee Member Retainers:	• Audit and Conduct Review	$ 10,000
	• Governance	$ 5,000
	• Management Resources	$ 5,000
	• Risk Review	$ 7,500

Board and Committee Meeting Fees:		$ 1,500

Travel Fees:		$ 750	[1]
		$ 1,500	[2]

[1]	Paid for travel within the province the night before or from a contiguous province for each series of meetings attended.
[2]	Paid for travel from other destinations for each series of meetings attended.

MANAGEMENT INFORMATION CIRCULAR 2007

The total amount paid to the directors of SLF Inc. and Sun Life Assurance for the year ended December 31, 2006 was $2,071,871 (2005 – $2,048,099) paid as follows:

Name	Board Retainer [1] ($)	Committee Retainers ($)	Board Meeting Fees ($)	Committee Meeting Fees ($)	Travel Fees ($)	Total ($)	Elective Share Compensation [2] (%)

James C. Baillie [3]	90,000	40,000	22,500	15,000	0	167,500	0

George W. Carmany [4]	96,030	14,175	25,515	18,711	15,309	169,740	50

John H. Clappison	90,000	17,500	19,500	15,000	0	142,000	50

William R. Fatt [5]	52,500	11,354	9,000	6,000	0	78,854	100

David A. Ganong	90,000	10,208	22,500	16,500	13,500	152,708	25

Germaine Gibara	90,000	15,000	22,500	13,500	6,000	147,000	50

Krystyna T. Hoeg	90,000	37,500	19,500	13,500	0	160,500	100

David W. Kerr	90,000	24,375	21,000	16,500	0	151,875	50

Idalene F. Kesner [4]	96,030	14,175	23,814	17,010	13,608	164,637	0

Bertin F. Nadeau	90,000	25,000	22,500	15,000	6,000	158,500	0

Ronald W. Osborne [6]	345,000	0	0	0	0	345,000	42

W. Vickery Stoughton [4]	96,030	11,340	25,515	18,711	15,309	166,905	15

			SUBTOTAL			2,005,219

			Dividends earned on DSU Awards			66,652

			TOTAL			2,071,871

[1]	The board retainer includes a DSU award of $45,000.
[2]	This represents the percentage of compensation that each director elected to receive in common shares or DSUs.
[3]	James C. Baillie, in his capacity as a director of MFS, was paid an additional US$30,000.
[4]	Directors who are resident outside of Canada receive their fees in U.S. dollars, except for the DSU awards that are valued in Canadian dollars. Remuneration for these directors is converted to Canadian dollars using an average exchange rate of $1.134.
[5]	On July 24, 2006 William R. Fatt resigned from the Board of Directors.
[6]	Ronald W. Osborne's fees for acting as a director of MFS are included in his retainer.

MANAGEMENT INFORMATION CIRCULAR 2007

Share Ownership Guidelines for Independent Directors

Each independent director is required to own or have invested an amount equivalent to a value of not less than $500,000 in common shares and/or DSUs. Independent directors are expected to reach this share ownership level within five years of becoming a board member or within five years of the amendment of the policy (amended February 8, 2007), whichever is later. All directors are required to notify the Chairman of the Board and the Chairman of the Board is required to notify the Chairman of the Governance Committee of their intention to trade in the securities of SLF Inc. including exercises of stock options, before making such trades or exercising such options.

The following table sets out the share ownership levels of each independent director.

Director	Year	Number of Common Shares	Number of DSUs	Total Number of Common Shares and DSUs	Total Value of Common Shares and DSUs [1] ($)

James C. Baillie	2007	6,900	8,277	15,177	765,680
	2006	6,900	7,145	14,045	698,739

	Change	0	1,132	1,132	66,941

George W. Carmany	2007	2,000	3,739	5,739	289,533
	2006	2,000	1,417	3,417	169,996

	Change	0	2,322	2,322	119,537

John H. Clappison	2007	1,000	1,987	2,987	150,694
	2006	1,000	0	1,000	49,750

	Change	0	1,987	1,987	100,944

David A. Ganong	2007	7,567	6,702	14,269	719,871
	2006	7,567	5,049	12,616	627,646

	Change	0	1,653	1,653	92,225

Germaine Gibara	2007	4,093	8,247	12,340	622,553
	2006	4,030	6,058	10,088	501,878

	Change	63	2,189	2,252	120,675

Krystyna T. Hoeg	2007	3,405	13,041	16,446	829,701
	2006	3,405	9,397	12,802	636,900

	Change	0	3,644	3,644	192,801

David W. Kerr	2007	8,000	4,401	12,401	625,630
	2006	8,000	2,254	10,254	510,137

	Change	0	2,147	2,147	115,493

Idalene F. Kesner	2007	6,500	3,720	10,220	515,599
	2006	4,000	2,696	6,696	333,126

	Change	2,500	1,024	3,524	182,473

Bertin F. Nadeau	2007	14,256	3,720	17,976	906,889
	2006	10,256	2,696	12,952	644,362

	Change	4,000	1,024	5,024	262,527

Ronald W. Osborne	2007	19,466	6,402	25,868	1,305,041
	2006	19,155	2,696	21,851	1,087,087

	Change	311	3,706	4,017	217,954

W. Vickery Stoughton	2007	4,872	3,720	8,592	433,466
	2006	4,618	2,696	7,314	363,872

	Change	254	1,024	1,278	69,594

[1]	The closing value of a common share on the Toronto Stock Exchange ("TSX") on February 28, 2007 and on February 28, 2006 was $50.45 and $49.75, respectively.

MANAGEMENT INFORMATION CIRCULAR 2007

Directors' Share Compensation Plan

A Directors' Share Compensation Plan (the "DSC Plan") was adopted by the Board of Directors on December 6, 2000 and amended on January 1, 2005. Under the DSC Plan, directors who are not employees of the Company receive an annual award of DSUs on the last day of each quarter in an amount equivalent to one quarter of 50% of the annual board retainer. The DSU award is part of the board retainer and, effective January 1, 2007, it was increased by $10,000 to $55,000 per annum. In addition, directors may elect to receive the balance of their annual remuneration, paid quarterly, in any combination of cash, DSUs and/or common shares. A director cannot convert DSUs to common shares or cash until the director ceases to be a member of the board. SLF Inc. has not issued any common shares in connection with the DSC Plan. All DSU awards settled to date have been settled in cash.

Directors' Stock Option Plan

Grants under the Directors' Stock Option Plan (the "DSOP") were discontinued effective April 2, 2003.

The DSOP provided for automatic grants of options to directors of SLF Inc. who were not employees of the Company to purchase common shares. Directors received stock option grants in 2001 and 2002 only. Options to purchase 2,000 common shares were granted to each director on the day immediately following each annual meeting of common shareholders at which a director was elected or re-elected as a director.

Stock options under the now discontinued DSOP have a maximum exercise period of 10 years. The exercise price is the closing price of a common share on the TSX on the trading day preceding the date of grant. All granted stock options have now vested. Upon the death or retirement of a director, options may be exercised for a one-year period following such an event. If a director ceases to be a member of the board for any other reason, such director's options may be exercised for a period of 60 months after that date, except that the options may not be exercised after their expiry date.

Outstanding grants under the DSOP are shown in the following table.

				For Vested Securities at February 28, 2007
			Number Vested on December 31, 2006
Name	Grant Price ($)	Number Granted		Total Exercised	Total Unexercised	Value of Unexercised Securities [1] ($)

James C. Baillie	33.20 [2]	2,000	2,000	–	2,000	100,900
	31.00 [3]	2,000	2,000	–	2,000	100,900

David A. Ganong	33.20 [2]	2,000	2,000	–	2,000	100,900

Germaine Gibara	33.20 [2]	2,000	2,000	–	2,000	100,900

Krystyna T. Hoeg	33.20 [2]	2,000	2,000	–	2,000	100,900

Idalene F. Kesner	US 21.83 [2]	2,000	2,000	–	2,000	US 86,620

Bertin F. Nadeau	33.20 [2]	2,000	2,000	–	2,000	100,900
	31.00 [3]	2,000	2,000	–	2,000	100,900

Ronald W. Osborne	33.20 [2]	2,000	2,000	–	2,000	100,900
	31.00 [3]	2,000	2,000	–	2,000	100,900

W. Vickery Stoughton	US 21.83 [2]	2,000	2,000	–	2,000	US 86,620
	US 20.04 [3]	2,000	2,000	–	2,000	US 86,620

[1]	The closing value of a common share on the TSX and the New York Stock Exchange on February 28, 2007 was $50.45 and US$43.31, respectively.
[2]	Options granted under the DSOP on June 27, 2002 expire on June 27, 2012.
[3]	Options granted under the DSOP on April 25, 2001 expire on April 25, 2011.

MANAGEMENT INFORMATION CIRCULAR 2007

Report on Corporate Governance

The mission of the Board of Directors is to be a strategic asset of the organization measured by the effective execution of the Board of Directors' overall stewardship role and the contribution the directors make – individually and collectively – to the long-term success of the enterprise. The board performs its overall stewardship role either directly or through its committees.

The board strives for continual improvement in its corporate governance processes and practices in order to better execute its mandate. The board regularly reviews its corporate governance processes and practices to ensure consistency with evolving best practices, the Act, the Canadian Securities Administrators' ("CSA") Corporate Governance Guidelines, the New York Stock Exchange ("NYSE") Corporate Governance Rules and the Guidelines issued by the Office of the Superintendent of Financial Institutions ("OSFI") for Effective Corporate Governance in Federally Regulated Financial Institutions.

This report outlines Sun Life Financial's corporate governance practices as required by the CSA Corporate Governance Guidelines. A comparison of the Company's corporate governance practices to the NYSE Corporate Governance Rules is found in Schedule B starting on page 58.

Board of Directors

Director Independence

The Board of Directors must be able to operate independently of management in order to be effective. The Board of Directors has recently adopted a Director Independence Policy, a copy of which is posted on the Sun Life Financial website: www.sunlife.com, which establishes the standards and processes for determining the independence of individuals who serve or may serve on the Board of Directors. An individual will be considered independent if he or she does not have, directly or indirectly, any relationship with the Company that could reasonably be expected to interfere with his or her exercise of independent judgment. The Governance Committee has evaluated the independence of each director and nominee in accordance with the Director Independence Policy and confirmed to the board that 12 of the 13 individuals who are nominated for election at the meeting are independent. Director nominee Donald A. Stewart is not independent because he is Chief Executive Officer of SLF Inc.

The independent directors meet in private session at the end of regularly scheduled meetings and occasionally hold private sessions at the end of special purpose board meetings at which members of management, including management directors, are not present. The Chairman of the Board presides over these sessions to facilitate an open and candid discussion of all topics covered during the meeting. Following these sessions, the Chairman of the Board provides the Chief Executive Officer with an overview of items discussed and advises the Corporate Secretary of items that require follow-up. During 2006 private sessions were held following 10 of the 14 board meetings. Private sessions of independent committee members without members of management present are also held at the end of all committee meetings and in some cases at the beginning of a meeting. These discussions generally form part of the Committee Chairs' reports to the full board.

Ronald W. Osborne is the Chairman of the Board and an independent director. Mr. Osborne became SLF Inc.'s non-executive Chairman following the annual meeting held on May 11, 2005. Mr. Osborne has been a director since SLF Inc.'s formation in 1999 and a director of Sun Life Assurance since 1989. He served as Chairman of first, Sun Life Assurance's and then SLF Inc.'s Audit and Conduct Review Committee, from 1996 until he became Chairman of the Board. The duties of the Chairman of the Board are discussed under Position Descriptions on page 18.

The Governance Committee reviews the attendance of directors each year as part of the nomination process for director elections. Any director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the board and the board committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the board. Attendance records of all directors are found in the table in the Director Nominees section of this Circular starting on page six. All current directors attended at least 80% of the board and committee meetings held in 2006.

MANAGEMENT INFORMATION CIRCULAR 2007

Board Mandate

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The board's overall stewardship responsibilities, which it performs either directly or through its committees, are outlined in the Charter of the Board of Directors. The Charter is reviewed annually by the board and the Governance Committee and can be found as Schedule A of this Circular or on the Sun Life Financial website: www.sunlife.com.

The board's responsibilities include:

Setting an ethical tone

The board's oversight of business conduct is described in the section Ethical Business Conduct on page 18.

Adoption of a strategic planning process

The board sets the strategic direction for the Company and annually approves the related financial and operating plan. The board approves the vision and mission statement and regularly reviews the effectiveness of the strategic planning process.

An annual two-day off-site strategy meeting is held to allow for an in-depth consideration of strategic options. The execution of the Company's strategy by management is monitored at every regular meeting of the board. Management must seek board approval of transactions that will have significant strategic impact.

Identification of the principal risks

The board, through its Risk Review Committee, ensures a process is in place to identify and manage major market, credit, insurance and operational risks across the enterprise. The Risk Review Committee also reviews compliance with risk management policies and reports related to compliance with legal and regulatory matters, including the Sun Life Financial Code of Business Conduct.

Succession planning

The board, through its Management Resources Committee, develops succession plans for the position of Chief Executive Officer and establishes and oversees processes for evaluating the performance of the Chief Executive Officer. The committee reviews the succession plans for senior management and the Chief Executive Officer's assessment of their performance.

On an annual basis, the independent directors review succession plans and participate in the evaluation of the Chief Executive Officer. The board approves the appointment of individuals at the level of Corporate Executive Vice-President and Business Group President.

Communications policy

The board reviews and approves the content of all major disclosure documents including the annual and interim financial statements, annual and interim Management's Discussion and Analysis, the Annual Information Form and this Circular. The board, through its Governance Committee, regularly reviews and, when appropriate, approves policies with regard to public disclosure, confidentiality of information and securities trading. These policies reflect the Company's commitment to being responsive to the disclosure needs of the investment community and other stakeholders and providing timely, consistent and accurate information to the investing public in compliance with its disclosure obligations.

Integrity of internal control and management information systems

The board, through its Audit and Conduct Review Committee, reviews, approves and monitors the internal control and management information systems that provide reasonable assurance as to the reliability of the Company's financial information and the safeguarding of its assets. On a quarterly basis, the Chief Auditor reviews the adequacy and effectiveness of the internal control environment with the committee.

Corporate governance

The board, through its Governance Committee, monitors on a continuing basis current corporate governance developments and the effectiveness of the corporate governance processes, guidelines and disclosure within the Company. This includes corporate governance practices and policies that apply to the Board of Directors. Shareholders and other interested parties may provide direct feedback to the independent directors in writing, by mail, fax or e-mail. Details are posted on the Sun Life Financial website: www.sunlife.com.

MANAGEMENT INFORMATION CIRCULAR 2007

Position Descriptions

Position descriptions for the Chairman of the Board, board committee chairs and individual directors are contained in the Charter of the Board of Directors. The Chairman of the Board is responsible for providing leadership to enhance the effectiveness and independence of the board. The Chairman of the Board also manages the affairs of the Board of Directors to assist the directors in carrying out their responsibilities and to enhance the effectiveness and cohesion of the board as a whole. Independent directors hold all the chair positions. The committee chairs' responsibilities include advance review of agendas and meeting material to ensure meetings are conducted in a productive manner that enhances the Board of Directors' overall effectiveness and independence. Committee chairs, in consultation with the Chairman of the Board, may engage independent advisors at the expense of the Company as part of that process.

The Chief Executive Officer has a written position description that has been reviewed and approved by the Management Resources Committee. The Chief Executive Officer has overall responsibility for the leadership, strategic direction and business results of the Company. Working closely with the Chairman of the Board, the Board of Directors and the Executive Team, the Chief Executive Officer ensures that the Company establishes appropriate goals, manages its resources to meet these goals and executes the steps necessary to deliver the highest possible standards of business performance. A key responsibility of the Chief Executive Officer is to maintain an external perspective on Sun Life Financial's overall long-term position in the international financial services environment in order to grow the business in selected global markets.

Orientation and Continuing Education

The Governance Committee reviews the orientation program for new directors, and directors who join committees, and the on-going business seminar program for all board members. The orientation program has several components. Sessions on the Company's strategy, business operations and financial reporting as well as visits to operational sites are held with corporate and operating management. The Chairman of the Board meets with new directors to discuss the role of the board and board committees. When a new or current director joins a new committee, a meeting is scheduled with the committee chair and members of management who provide reports to that committee, to provide an overview of that committee's work.

The Company regularly updates a Directors' Manual for new and existing board members that includes information about the Company, the board, its committees and board administration.

Business unit presentations and education seminars for directors are held at least quarterly to enhance the directors' understanding of the Company's business and the environment in which it operates and to allow an in-depth discussion of topics covered. During 2006 education seminar topics included presentations on the international operations of MFS, the Reinsurance Business Unit, the Information Technology function, a review of the Company's products and the outlook for the North American life insurance industry. Education sessions are also held during the year to enhance the level of understanding of the Company's financial statements by members of the Audit and Conduct Review Committee. During 2006 education sessions on the topics of International GAAP, investment accounting and the actuarial implications of changes in financial instrument accounting were held. Individual directors may participate in outside professional development programs approved by the Chairman of the Board, at the expense of the Company.

Ethical Business Conduct

The Company's approach to business conduct is based on ethical behaviour, adhering to high business standards, integrity and respect. The Board of Directors sets an ethical "tone from the top" and satisfies itself that senior management sustains a culture of integrity throughout the organization. During 2006 the Chairman of the Board and the committee chairs were interviewed by SLF Inc.'s auditor, Deloitte, as part of the Sarbanes-Oxley Act Section 404 control environment review. These interviews were focused on assessing the tone of integrity and ethical values established by the board and senior management.

MANAGEMENT INFORMATION CIRCULAR 2007

The board has approved the Sun Life Financial Code of Business Conduct that applies to directors, officers and employees. It is posted on the Company's website: www.sunlife.com and on the SEDAR website: www.sedar.com. The Risk Review Committee reviews the effectiveness of, and compliance with, the Code of Business Conduct and reports on its review to the Board of Directors on an annual basis. During 2006 the Governance Committee reviewed and made recommendations to the Board of Directors on amendments to the Code of Business Conduct. No waivers of the Code for directors or executive officers have been granted.

In addition to the Code of Business Conduct, the Charter of the Board of Directors includes a policy on dealing with conflicts of interest. As a regulated financial institution, Sun Life Financial is subject to related party rules. The effectiveness of procedures put in place by management to monitor compliance with those rules is reviewed annually by the Audit and Conduct Review Committee and reported to the Superintendent of Financial Institutions.

Nomination of Directors

The identification of new candidates for board nomination is a responsibility of the Governance Committee, a committee composed entirely of independent directors. The Governance Committee develops and prioritizes a list of potential candidates who meet the criteria for new directors outlined in the Charter of the Board of Directors and who offer skills and experience that will contribute to the board's continuing ability to keep pace with the Company's developing business operations. Prospective director candidates are interviewed by the Chairman of the Board, the Chief Executive Officer and the Chairman of the Governance Committee. Recommendations on new director nominees are then presented to the Governance Committee. The Governance Committee recommends appointment or nomination of new directors to the Board of Directors. On an annual basis, the Board of Directors nominates directors for election by shareholders following a review by the Governance Committee of each nominee's attributes, skills and experience.

In 2006 the Board of Directors adopted a policy that requires majority voting for the election of directors. A director who receives more "withheld" votes for his or her election than "for" votes must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the board. Within 90 days of the annual meeting the board will decide whether to accept or reject the director's offer to resign and promptly disclose by way of news release the outcome of its deliberations.

Compensation

The board determines the compensation of directors on the recommendation of the Governance Committee which is composed entirely of independent directors. Details on the Compensation of Directors can be found starting on page 12. The Report on Executive Compensation begins on page 26.

Other Board Committees

The committees of the board and their responsibilities, powers and operations are described in the section Reports of Board Committees starting on page 20.

Assessments

On an annual basis, the Chairman of the Board, in consultation with the Governance Committee, leads a process to review the effectiveness of the board. Responses to a written questionnaire are compiled, the Chairman of the Board reviews all responses and all directors receive a summary of the results. Recommendations that the independent directors agree will enhance effectiveness are adopted. Process improvements are regularly suggested by board members, discussed at private sessions of the independent directors and implemented. In addition, each committee of the board reviews its own performance and makes suggestions for enhanced effectiveness to the board.

The Chairman of the Board, in consultation with the Governance Committee, oversees an annual peer evaluation process to provide feedback to individual independent directors, including the Chairman of the Board. This process has been developed in consultation with an independent advisor who has assisted the Chairman of the Board and the Governance Committee to implement and enhance this process over several years. The process alternates annually between one where written feedback is compiled by the independent advisor and one where the Chairman of the Board compiles verbal feedback gathered from discussions with each independent director and the Chief Executive Officer. Feedback results are consolidated and shared with the Governance Committee as part of the nomination process. The Chairman of the Board meets with each independent director to discuss the results of the peer evaluation. The Chairman of the Governance Committee undertakes a similar process to assess and provide feedback to the Chairman of the Board.

MANAGEMENT INFORMATION CIRCULAR 2007

Reports of Board Committees

The board delegates certain responsibilities to standing board committees to allow an in-depth review of topics. Generally, board committees meet in advance of the board meetings where Sun Life Financial's annual and quarterly financial results are approved in February, April, July and October and when the annual financial plan is approved in December. Special meetings are convened when necessary. Each committee chair reviews and approves the agenda for each meeting of a board committee. Agendas are set taking into account a committee's forward agenda, which is approved annually by the Board of Directors, and items noted at prior meetings for committee consideration. Each committee chair provides a report to the board on the committee's activities following each meeting and presents recommendations to the Board of Directors on matters requiring board approval.

The Chairman of the Board attends all committee meetings on an ex-officio basis other than the Governance Committee, of which he is a member. After reviewing reports submitted by management, each committee meets without management present.

The Board of Directors has received confirmation from the Governance Committee that all members of each committee are independent as defined in the Director Independence Policy, and that each member of the Audit and Conduct Review Committee meets the additional independence standards applicable to members of that committee as set out in that policy. In addition, the board has determined that the members of the Audit and Conduct Review Committee are financially literate. In the Board of Directors' judgment, a member of the Audit and Conduct Review Committee is financially literate, if, after seeking and receiving any explanations or information from senior financial management of the Company or the external auditor of SLF Inc. that the member requires, the member is able to read and understand SLF Inc.'s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. The board has also determined that the chair of the committee, Ms. Hoeg, is an "audit committee financial expert" as defined by the United States Securities and Exchange Commission ("SEC") rules and therefore has the accounting or related financial management experience required by the NYSE rules. The SEC has indicated that the designation of a director as an audit committee financial expert does not make that person an "expert" for any purpose, or impose any duties, obligations or liabilities on that person that are greater than those imposed on members of the Audit and Conduct Review Committee and Board of Directors who do not carry this designation, or affect the duties, obligations or liabilities of any other members of the Audit and Conduct Review Committee or the Board of Directors.

The Charters of the Board Committees are posted on the Sun Life Financial website: www.sunlife.com and are available from the Corporate Secretary upon request. Additional information on the Audit and Conduct Review Committee can be found in SLF Inc.'s 2006 Renewal Annual Information Form filed with the Canadian securities regulators and with the SEC and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively.

Report of the Audit and Conduct Review Committee

The primary function of the Audit and Conduct Review Committee is to assist the Board of Directors with its oversight role with respect to the integrity of financial statements, compliance with financial regulatory requirements, the adequacy and effectiveness of the internal control environment and the qualifications, independence and performance of the external auditor, Deloitte. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Audit and Conduct Review Committee and the Risk Review Committee.

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The Audit and Conduct Review Committee met five times in 2006. During 2006 the committee implemented the practice of meeting privately without management present at the beginning of each meeting. After reviewing reports submitted by management and Deloitte at each meeting, the committee again met privately. The committee held private meetings regularly with each of Deloitte and the Chief Auditor and periodically with the Chief Actuary.

A number of education seminars were held during the year to enhance the level of understanding of SLF Inc.'s financial statements by committee members. Topics covered included International GAAP, investment accounting and the actuarial implications of changes in financial instrument accounting.

In 2006 and up to the date of this Circular, matters upon which the Audit and Conduct Review Committee reviewed and reported or made recommendations to the board included:

Integrity of Financial Statements

•
Reviewed the Company's principal accounting practices and policies with management and Deloitte and assured itself of Deloitte's satisfaction with the accounting estimates and judgments made by management.
•
Received a report from management on their review of the annual and quarterly consolidated financial statements, Management's Discussion and Analysis and earnings news releases.
•
Reviewed with management and Deloitte and recommended for approval by the board the annual audited consolidated financial statements, the Annual Information Form, the quarterly unaudited consolidated financial statements, Management's Discussion and Analysis and earnings news releases on annual and quarterly results.

Compliance with Regulatory Financial Requirements

•
Discussed with the Chief Executive Officer and the Chief Financial Officer the certifications relating to financial disclosure and controls that those officers are required by law to file with securities regulatory authorities.
•
Reviewed with the representatives of OSFI their annual examination report and the status of items raised by OSFI with management on a regular basis.
•
Reported to OSFI on its review of procedures for complying with the requirements of the Act relating to transactions with related parties.

Management has the responsibility for preparation of SLF Inc.'s consolidated financial statements and the reporting process. Deloitte, as SLF Inc's independent auditor, is responsible for auditing SLF Inc.'s consolidated financial statements in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States).

Adequacy and Effectiveness of the Internal Control Environment

•
Reviewed the overall scope of the annual internal audit plan with management and the Chief Auditor. The committee assessed the resources that the Chief Auditor proposed to devote to the audit and satisfied itself as to the independence of the Internal Audit function.
•
Reviewed, on a quarterly basis, the Chief Auditor's report on the adequacy and effectiveness of the internal control environment with the committee.
•
Reviewed an independent assessment of the Internal Audit function.
•
Reviewed management's reports on the effectiveness of Sun Life Financial's disclosure controls and procedures and its internal control over financial reporting and the attestation by Deloitte on management's assessment of the effectiveness of Sun Life Financial's internal control over financial reporting.

Qualifications, Independence and Performance of the Auditor

•
Satisfied itself as to the independence of Deloitte and discussed with Deloitte the written disclosures and the letter provided by Deloitte within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of Ontario (which is substantially the same as the independence requirements of SEC Regulation S-X, Rule 2-01) regarding the independence of Deloitte.
•
Reviewed and approved the overall scope of the annual audit plan and the resources devoted to the audit.

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•
Reviewed and approved all services and related fees as permitted by the Company's Policy Restricting the Use of the External Auditors.
•
Assessed the performance of Deloitte and recommended to the board the nomination of Deloitte for re-appointment at the annual meeting.
•
Discussed with Deloitte those matters raised by them in connection with the audit of the consolidated financial statements as described in CICA Handbook, section 5751 (which are substantially the same as the requirements of U.S. Auditing Standard No. 61).

The undersigned members of the Audit and Conduct Review Committee are satisfied with the appropriateness of the committee's mandate and that the committee substantially met the terms of its Charter in 2006.

Signed,
Krystyna T. Hoeg (Chair)	James C. Baillie	John H. Clappison
Germaine Gibara	David W. Kerr

Report of the Governance Committee

The primary functions of the Governance Committee are to assist the Board of Directors with its oversight role by developing effective corporate governance guidelines and processes within Sun Life Financial, reviewing policies and processes to sustain ethical behaviour within Sun Life Financial, assessing the effectiveness of the Board of Directors and its committees, including the contribution of individual directors and the Chairman of the Board and recommending nominees for election as directors.

The Governance Committee met five times in 2006 and held a private session without management present at each meeting.

In 2006 and up to the date of this Circular, the matters upon which the Governance Committee reviewed and reported or made recommendations to the board included:

Effective Corporate Governance Processes within Sun Life Financial

•
Reviewed current corporate governance developments.
•
Reviewed and recommended to the board revisions to the Charters of the Board of Directors including position descriptions for the Chairman of the Board, committee chairs and individual directors and Charters of the board committees.
•
Recommended the adoption of a Director Independence Policy by the board.
•
Recommended the adoption by the board of a majority voting policy for directors.
•
Implemented a process to allow shareholders and interested parties to communicate with independent directors.
•
Considered a proposal submitted by a shareholder for inclusion in the 2007 annual meeting proxy materials and recommended a response to the board.
•
Reviewed corporate governance disclosure in the annual meeting proxy materials.
•
Approved significant charitable donations.

Policies and Processes to Sustain Ethical Behaviour within Sun Life Financial

•
Recommended approval of an amended Code of Business Conduct to the board.
•
Approved an amended Insider Trading Policy, including pre-clearance with the Chief Executive Officer, the Chairman of the Board or the Chairman of the Governance Committee for trades in securities of SLF Inc. and a prohibition on equity monetization transactions by insiders to whom minimum share ownership requirements apply.

Effectiveness of the Board of Directors and its Committees, Including the Contribution of Individual Directors and the Chairman of the Board

•
Executed the process for evaluating the effectiveness of the board as a whole and each committee of the board.

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•
Continued the process for assessment of the contributions of individual directors through a written feedback process and performance discussions with the Chairman of the Board.
•
Reviewed the appropriateness of the compensation of directors and director share ownership guidelines and made recommendations to the board.
•
Reviewed director education programs for board members.

Nominees for Election as Directors

•
Identified individuals with the competencies, skills and qualities determined by the board to be required or best suited to complement the current board composition and recommended those nominees to the board for election or re-election as directors.
•
Recruited a new director nominee to the board.

The undersigned members of the Governance Committee are satisfied with the appropriateness of the committee's mandate and that the committee substantially met the terms of its Charter in 2006.

Signed,
Bertin F. Nadeau (Chair)	Germaine Gibara	Idalene F. Kesner
Ronald W. Osborne	W. Vickery Stoughton

Note: David A. Ganong resigned as a member of the committee effective December 6, 2006.

Report of the Risk Review Committee

The primary function of the Risk Review Committee is to assist the Board of Directors with its oversight role in ensuring the identification of major areas of risk facing the organization and the development of strategies to manage those risks, to review compliance with risk management policies and reports related to compliance with legal and regulatory matters. Oversight responsibilities with respect to assessment and management of certain risks are closely coordinated between the Risk Review Committee and Audit and Conduct Review Committee.

The Risk Review Committee met five times in 2006. After reviewing reports submitted by management, the committee generally met privately with the Chief Compliance Officer and Chief Risk Officer at each meeting and then met without management present.

In 2006 and up to the date of this Circular, the matters upon which the Risk Review Committee reviewed and reported or made recommendations to the board included:

Major Areas of Risk Facing the Organization and the Development of Strategies to Manage those Risks

•
Reviewed with the Chief Risk Officer the enterprise-wide process for identifying the major market, credit, insurance and operational risks faced by Sun Life Financial and monitored the strategies and programs put in place to mitigate those risks.
•
Discussed current risk issues and the design of policies and business practices to deal with those issues.
•
Examined income and financial sensitivity to movements in market conditions (interest rates, equity markets and currency exchange rates) quarterly. Reviewed and monitored hedging programs to address these risks quarterly.
•
Reviewed risks inherent in the Company's products and steps being taken to address those risks.
•
Reviewed reports on the Company's risk concentrations and exposure to reinsurance counterparties.
•
Reviewed the capital adequacy and financial strength of Sun Life Financial with the Chief Actuary and other members of management.
•
Reviewed quarterly investment portfolio performance and general fund investments.

Compliance with Risk Management Policies

•
Received regular updates on management's review of the overall risk management policy framework.
•
Monitored the effectiveness of and compliance with policies implemented for the management and control of risk, including investment policies and standing investment authorizations, product design and pricing management, underwriting and claims liability management, capital management, credit risk management, mergers and acquisitions, investment and securities lending, reinsurance and outsourcing.

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Compliance with Legal and Regulatory Matters

•
Reviewed with management the status of items raised in the annual OSFI examination report.
•
Reviewed with the Chief Compliance Officer reports on compliance activities on a quarterly and annual basis, as well as reports on compliance with the Code of Business Conduct, reports on market conduct reviews, a semi-annual customer complaints report and an annual report on the Company's policies and procedures for complying with anti-money laundering and suppression of terrorism laws.
•
Undertook an independent assessment of the compliance function.
•
Reviewed reports on outstanding litigation and regulatory matters.

The undersigned members of the Risk Review Committee are satisfied with the appropriateness of the committee's mandate and that the committee substantially met the terms of its Charter in 2006.

Signed,
James C. Baillie (Chair)	George W. Carmany, III	John H. Clappison
Krystyna T. Hoeg	David A. Ganong	Idalene F. Kesner

Note: David A. Ganong became a member of the committee effective December 6, 2006.

Report of the Management Resources Committee

The primary function of the Management Resources Committee is to assist the Board of Directors with its oversight role by ensuring the Company has the leadership resources to provide succession for senior executive positions, and the programs to effectively attract, retain, develop and reward executives for achieving strategic objectives.

The committee met seven times in 2006. During 2006 the committee implemented the practice of meeting privately without management at the beginning of each meeting. After reviewing reports submitted by management the committee met again privately. The Chief Executive Officer attends meetings by invitation.

In fulfilling its mandate and responsibilities in 2006 and up to the date of this Circular, the Management Resources Committee:

•
Ensured effective plans were in place to provide succession options in relation to the Chief Executive Officer and that leadership bench strength across Sun Life Financial is sufficient to provide succession for other senior management positions.
•
Assessed the performance of the Chief Executive Officer and recommended to the Board of Directors the Chief Executive Officer's compensation in relation to the Company's performance and his leadership.
•
Reviewed the Chief Executive Officer's performance assessment and compensation recommendations in relation to other officers including the Corporate Executive Vice-Presidents, Business Group Presidents, Chief Actuary, Chief Auditor, Chief Compliance Officer, Chief Risk Officer and senior officers of major subsidiaries.
•
Reviewed and approved executive remuneration policies, programs and levels, including pension and benefit arrangements and the determination of appropriate performance measures and targets for incentive compensation plans.
•
Reviewed executive compensation and disclosure practices taking into consideration best practices among leading organizations.
•
Reviewed the value of executive officer compensation on termination of employment under various scenarios, including change of control.
•
Oversaw effective governance of employee pension plans and approved plan changes.

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Independent Advice

Management uses competitive compensation market studies prepared by various external compensation consultants to prepare materials for review by the committee. These studies provide market comparisons against Sun Life Financial's selected comparator companies.

The committee engages its own independent consultants to opine on Sun Life Financial's compensation practices and assist in determining the appropriateness of compensation of its senior executives. The committee, in consultation with the Chairman of the Board, has authority to retain and approve the fees of its consultants. From January to June 2006, the committee retained Mercer Human Resource Consulting ("Mercer") to act as its independent consultant to advise on the compensation practices relating to the executives of Sun Life Financial versus its direct comparators and other widely held companies. In July 2006, the committee's incumbent advisor departed Mercer to form Hugessen Consulting Inc. ("HCI"), and the committee, after due consideration, retained HCI for the balance of 2006. As the committee's advisor, HCI provides advice on policy recommendations, and reviews and provides commentary on this Circular. The committee must pre-approve any additional work of a material nature assigned to the consultant and will not approve any such work that, in its view, could compromise HCI's independence as advisor to the committee. Decisions made by the committee are the responsibility of the committee and may reflect factors and considerations in addition to the information and recommendations provided by HCI and Mercer. The committee retains other independent consultants, from time to time, to opine on compensation matters pertaining to non-insurance subsidiaries and matters specific to non-Canadian jurisdictions.

HCI is an independent consulting firm that provides executive compensation consulting services. HCI does not provide any other services to Sun Life Financial. The fees paid to HCI for services performed as the committee's advisor in 2006 totalled $111,722.

Mercer is a subsidiary of Marsh & McLennan Companies ("MMC"), a global professional services firm. In addition to providing executive compensation advice to the committee, MMC provides brokerage and consulting services to Sun Life Financial, including consulting in relation to risk management, reinsurance, financial services, compensation and human resources. The fees paid to Mercer for services performed as the committee's advisor relating to executive compensation totalled $52,459 in 2006. Total fees paid in 2006 to MMC for services performed for Sun Life Financial in 2006 were approximately $2.44 million. In addition, commissions were paid to MMC on behalf of group policyholders for their benefits consulting services.

MANAGEMENT INFORMATION CIRCULAR 2007

Report on Executive Compensation

Executive Compensation Philosophy

Sun Life Financial's executive compensation philosophy recognizes the importance and contribution of a highly effective leadership team to the growth of sustainable shareholder value. Its objectives are to:

a)
Recruit, develop and retain top leadership talent;

b)
Reward executives for achieving results that contribute to the long-term financial success of Sun Life Financial;

c)
Link directly the interests of executives with those of SLF Inc.'s shareholders, Sun Life Assurance's policyholders and other stakeholders; and

d)
Support the achievement of Sun Life Financial's succession plans by retaining top talent in a highly competitive business environment.

Structure of Executive Compensation

The overall structure of Sun Life Financial's compensation program varies according to the level and nature of the position. Generally, the higher the level of the position, the greater the portion of compensation that is variable and at risk. This pay mix reflects the degree to which the employee is able to influence overall business results. Executive compensation is targeted at the median of the competitive market, with actual levels depending on overall business results and individual performance. This may result in providing above median compensation when Sun Life Financial performs exceptionally well relative to its objectives and peers, while providing lower compensation if results fail to meet expectations. The value of pensions, benefits and perquisites is established at the median of the relevant comparator group. In determining base salaries and annual incentive targets, the impact on pension benefits is taken into consideration.

In establishing the level and mix of executive compensation, the committee references data and other information on market compensation practices provided by consulting firms and the committee's independent executive compensation advisor.

For Canadian-based executives, the committee reviews the practices of the major Canadian banks and insurance companies. For executives based in the United States, Asia and the United Kingdom, the committee reviews the practices of insurance companies of comparable size and scope. Using the data collected in these reviews, the committee determines and recommends to the Board of Directors, for approval, salary adjustments and incentive awards for the Chief Executive Officer and other members of senior management, including the Named Executive Officers, the definition of which can be found on page 33.

MANAGEMENT INFORMATION CIRCULAR 2007

Executive Compensation Components

The executive compensation program is comprised of base salary, annual and long-term incentives and certain benefits and perquisites. The following table outlines the various compensation components:

Component	Eligibility	Performance Period	Determination

Base Salary	All employees.	1 year	• Salary ranges based on market competitiveness. • Individual salaries and increases based on individual performance, market competitiveness and internal equity.

Annual Incentive Plan	All employees.	1 year	• Plan design based on market competitiveness and business objectives.
• Actual awards based on financial performance (corporate and business group) and achievement of individual objectives that support business objectives.

Senior Executives' Deferred Share Unit Plan ("DSU Plan")	Vice-President level and above.	Until executive retires or leaves Sun Life Financial.	• Executives may voluntarily defer some or all of their annual incentive as DSUs. Periodically discretionary grants of DSUs are provided to senior executives.
• DSUs are redeemable only upon termination of employment, retirement or death, for cash or an equal number of common shares of SLF Inc.
• The payout reflects the value of common shares of SLF Inc. at the time of redemption and the reinvestment of notional dividends over the period.

Restricted Share Unit Plan ("RSU Plan")	Vice-President level and above and selected key contributors.	3 years, vests 100% at the end of the performance period.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
• Units may be awarded annually based on individual and corporate performance.
• Actual payout reflects the value of common shares of SLF Inc. and the reinvestment of notional dividends over the period.

Performance Share Unit Plan ("PSU Plan")	Senior Vice- President level and above.	3 years. Vesting at the end of the performance period is linked to total shareholder return [1] ("TSR") relative to peer group and increase in operating earnings per share ("operating EPS") of SLF Inc.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
• Units may be awarded annually based on individual and corporate performance.
• Actual payout reflects the value of common shares of SLF Inc., the achievement of the performance factors (Relative TSR and growth in operating EPS) relative to objectives, and the reinvestment of notional dividends over the period.

Executive Stock Option Plan ("Option Plan")	Vice-President level and above.	Up to 10 years, vests 25% per year over 4 years, beginning on the first anniversary of the grant date.	• The plan is designed to reward employees for achieving long-term results and to link the interests of executives with shareholders.
• Options may be awarded annually based on individual and corporate performance.
• Final value is based on the common share price of SLF Inc. at the time options are exercised.

Pensions and Benefits	All employees.	Accrue during employment. Pensions and certain other benefits may be continued post-retirement.	• Pension and benefit plans are based on market competitiveness. • Certain perquisites (car, financial planning and club membership) are provided to eligible executives.

[1]	Total shareholder return is defined as share price accumulation and dividends paid on the common shares of SLF Inc.

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Pay Mix

The majority of compensation paid to senior executives is variable and at risk to ensure linkage with the interests of shareholders and other key stakeholders. The actual mix varies depending on the ability of the executive to influence short-and longer-term business results, the level and location of the executive and competitive local market practices. The following table summarizes the typical target weightings of the various compensation components:

	Total Direct Compensation Mix (%)			Mid-Long Term Incentive Mix[1] (%)
Position	Base	Annual Incentive	Mid-Long Term Incentive	RSUs	PSUs	Stock Options

Chief Executive Officer	15	15	70	0	50	50

Corporate Executive Vice-Presidents and Business Group Presidents	32	18	50	0	50	50

Senior Vice-Presidents	36	18	46	25	25	50

Vice-Presidents	50	15	35	50	0	50

[1]	For 2007 the mid-long term incentive mix for the Chief Executive Officer will shift to approximately 60% PSUs and 40% Stock Options and for Vice-Presidents will shift to 65% RSUs and 35% Stock Options.

Base Salaries

The committee reviews the salary ranges for all positions at the Vice-President level and above, using external salary surveys. Base salaries for all employees are reviewed annually and adjusted, as appropriate, based on individual performance, competencies, accountabilities and competitive market data. The committee determines and recommends for approval by the Board of Directors the actual base salary increases for the Chief Executive Officer, as well as the compensation recommendations made by the Chief Executive Officer pertaining to senior management and the aggregate salary increase budget for all other staff.

Annual Incentive Compensation

The Annual Incentive Plan provides participants with the opportunity to earn cash awards based on Sun Life Financial's performance, as well as the performance of business groups, business units, functional areas and the individual. If minimum business performance levels are not met under a component of the plan, no allocation of incentives will be made under that component. Conversely, outstanding performance, which is generally expected to be more than 30% above target, may result in the maximum incentive allocation of 200%. Individual performance is incorporated through a multiplier of the score resulting from the business assessment, ranging from 0% to 200%.

For 2006 financial performance was assessed on the basis of SLF Inc.'s primary measures consisting of operating EPS and operating return on equity ("operating ROE"), weighted equally, as compared to pre-determined targets. SLF Inc. exceeded its target in 2006 relative to both of these measures. Performance is also assessed based on additional modifying measures consisting of Relative TSR, growth in the Value of New Business ("VNB"), Financial Strength, and Customer Satisfaction, and may be used to adjust the financial performance assessment up or down, at the discretion of the committee. SLF Inc. met or exceeded target in 2006 for three of the modifying measures. Based on a discretionary assessment of performance against these modifying measures, the committee did not make any adjustment to the final assessment under the primary measures in 2006.

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Results for 2006 are as follows:

Primary Measures

Measure	Objectives	Achievement in 2006

Operating EPS [1]	An annual target is established for operating EPS.	Operating EPS grew by 11.7% from $3.24 to $3.62.	Exceeded Target

Operating ROE [1]	An annual target is established for operating ROE.	Operating ROE increased by 70 bps from 13.1% to 13.8%.	Exceeded Target

[1]	Operating EPS and operating ROE are non-GAAP measures and exclude certain items described in SLF Inc.'s Management's Discussion and Analysis ("MD&A") filed with securities regulators in Canada which may be accessed at www.sedar.com.

Modifying Measures

Measure	Objectives	Achievement in 2006

Relative TSR	The objective for Relative TSR is to outperform the median of a custom index of North American financial institutions. [1]	TSR for the year ending December 31, 2006 was 8% which was below the median of the custom index.	Below Target

Growth in VNB [2]	An annual target is established for growth in VNB. This target is consistent with the stated objective of growing VNB, over the medium term, by 10% - 15% on a constant currency basis.	VNB growth for 2006 was 10%.	Met Target

Financial Strength	Sun Life Financial's objective is to maintain its strong financial strength ratings, which assess its ability to pay future claims by policyholders and other stakeholders.	Sun Life Financial maintained its strong financial strength ratings.	Met Target

Customer Satisfaction	Sun Life Financial establishes customer satisfaction measures and associated targets for each of its business groups. Measures include policyholder persistency and member and customer loyalty.	Sun Life Financial experienced increased customer satisfaction ratings.	Exceeded Target

[1]	The custom index includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Group and The Bank of Nova Scotia; and six U.S. life insurers: Hartford Financial Services, Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc.
[2]	VNB is calculated using best-estimate actuarial assumptions. Achievement of the VNB objective requires sales growth and a suitable product mix. VNB is a non-GAAP measure and excludes certain items described in SLF Inc.'s MD&A.

MANAGEMENT INFORMATION CIRCULAR 2007

The weightings for the 2006 Annual Incentive Plan were as follows:

		Weightings
Position	Target Incentive (% of salary)	Corporate (%)	Business Group and/ or Business Unit (%)	Individual

Chief Executive Officer	100	100	0	Individual Performance Multiplier, ranging from 0% to 200%

Corporate Executive Vice-Presidents	50 – 70	100	0

Business Group Presidents	60 – 70	40	60

Corporate Vice-Presidents and Senior Vice-Presidents	30 – 50	100	0	Individual Performance Multiplier, ranging from 0% to 175%

Business Group Vice-Presidents and Senior Vice-Presidents	30 – 50	25	75

The committee reviews the incentive awards payable to the Chief Executive Officer, Corporate Executive Vice-Presidents and Business Group Presidents, as well as the Chief Actuary, Chief Auditor, Chief Risk Officer, and Chief Compliance Officer. The committee has the discretion to adjust the final payouts to ensure they reflect individual contribution towards financial, operational and strategic objectives. No incentive compensation is payable where individual performance is not satisfactory or where key business objectives are not achieved.

Mid-Term and Long-Term Incentive Compensation

Sun Life Financial has a portfolio of longer-term incentive ("LTI") vehicles. These vehicles are designed to reward executives for the creation of sustainable shareholder value and superior returns and to ensure appropriate emphasis on intermediate and long-term performance. Accordingly, the portfolio includes both mid-term (three years) and long-term (up to ten years) incentives.

Participation in the LTI program is limited to approximately 500 executives and key employees who have the ability to influence business outcomes and financial performance and have longer-term succession potential. For senior executives, there is greater weighting on performance-based vehicles to recognize their ability to directly influence business results and to reinforce the importance of linking executives' and shareholders' interests.

The committee determines the mix of the LTI portfolio for all participants based on the participant's level in the organization. The grant date for LTI vehicles is similar each year, which is no earlier than the sixth trading day in the first open trading window following the Board of Directors' meeting in early February at which annual financial results are approved. Occasional off-cycle LTI awards may be granted, typically for new hires. The grant date for such awards is also no earlier than the sixth trading day in the first open trading window following the Board of Directors' meeting at which LTI awards are approved.

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a) Restricted Share Unit Plan

The Restricted Share Unit Plan (the "RSU Plan") is a mid-term plan that rewards participants for their contribution to Sun Life Financial's performance, while increasing the linkage between their compensation and the interests of shareholders. The initial value of each Restricted Share Unit ("RSU") is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional RSUs are accumulated over the three-year period representing dividends that are paid on the common shares of SLF Inc. Generally each RSU award, inclusive of the dividend-related RSUs, vests and is paid out at the end of three years. The redemption value is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the redemption date. Awards vest on a change of control and become payable on the earlier of (i) the individual's termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the RSU Plan.

b) Performance Share Unit Plan

The Performance Share Unit Plan (the "PSU Plan") is a mid-term plan designed to further reinforce Sun Life Financial's pay for performance commitment.

The initial value of each Performance Share Unit ("PSU") is based on the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the grant date. Additional PSUs are accumulated, representing dividends paid on common shares of SLF Inc., during the three-year performance period. Each award vests and is paid out at the end of the three-year performance period based on the achievement of pre-determined performance measures and targets. Awards vest on a change of control and become payable on the earlier of (i) the individual's termination of employment as a result of the change of control; or (ii) the normal payment date under the terms of the PSU Plan.

For awards granted in 2006, the performance measures are based on an equal weighting of the following performance factors:

•
Three-year TSR relative to a peer group of North American financial services companies; and
•
Growth in three-year operating EPS.

For awards granted in 2007, the performance measures are based on an equal weighting of the following performance factors:

•
Three-year TSR relative to a peer group of North American financial services companies; and
•
Three-year average ROE measured against a fixed performance standard.

The peer group of North American financial services companies includes six Canadian companies: BMO Financial Group, Canadian Imperial Bank of Commerce, Manulife Financial Corporation, Royal Bank of Canada, TD Bank Financial Group and The Bank of Nova Scotia; and six U.S. life insurers: Hartford Financial Services, Lincoln Financial Services Corp., MetLife Inc., Nationwide Financial Service Co., Principal Financial Group and Prudential Financial Inc. For 2007 Genworth Financial Inc., a U.S. life insurer, was added to the peer group.

If pre-established performance thresholds are not met, the PSUs will not vest and no award will be paid. If the preestablished targets are exceeded, the number of PSUs vesting may be increased by up to 50%.

Payments to participants are based on the number of vested PSUs multiplied by the market value of the common shares of SLF Inc. at the end of the three-year performance period.

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c) Executive Stock Option Plan

The Executive Stock Option Plan (the "Option Plan") authorizes the committee to make grants of options to purchase common shares of SLF Inc. to employees of Sun Life Financial and designated affiliates. The Option Plan is designed to reward participants in relation to increases in shareholder value over the longer term.

Under the Option Plan, stock options have a maximum exercise period of 10 years. The exercise price is the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the date of the grant. Commencing with stock option grants in 2007, the exercise price will be the closing price of a common share of SLF Inc. on the TSX on the date of grant. Stock options will normally vest at 25% per year, over four years, commencing on the first anniversary of the date of the grant, subject to the terms of each grant set by the committee and approved by the Board of Directors. In the event of a change of control, the board can choose a range of alternatives to address outstanding options which includes, but are not limited to, accelerated vesting. Options may not be assigned by a participant.

At the discretion of the committee, an option granted under the Option Plan may have stock appreciation rights ("SARs") entitling the participant to receive in cash an amount equal to the excess of the market price, on the date the participant exercises such right, over the exercise price of the related option. Each exercise of a right in respect of a share covered by a related option terminates the option. No SARs have been granted under the Option Plan to date.

The Option Plan may be amended by the Board of Directors subject to obtaining approvals, including shareholder approval, required under applicable law or stock exchange rules.

d) Senior Executives' Deferred Share Unit Plan

The Senior Executives' Deferred Share Unit Plan (the "DSU Plan") links the interests of executives and shareholders by providing executives with a vehicle to assist them in achieving Sun Life Financial's share ownership requirements.

Each eligible executive may elect to receive 50%, 75% or 100% of his or her annual incentive award in the form of DSUs, subject to the approval of the committee. The executive must make an election under the DSU Plan prior to the beginning of the calendar year for which the annual incentive award is earned. When incentive awards are decided, the amount elected is converted to DSUs that have a value equal to the average closing price of a common share of SLF Inc. on the TSX for the five trading days preceding the date of conversion.

Additional DSUs are automatically credited to DSU Plan participants representing dividends that are paid on the common shares of SLF Inc. The executive is not permitted to redeem the DSUs until termination of employment, death or retirement. The value of the DSUs may be settled in cash or converted to common shares of SLF Inc. which are purchased on the open market. The value of the DSUs at the time of redemption will be based on the closing price of a common share of SLF Inc. on the TSX on the trading day preceding the conversion.

MANAGEMENT INFORMATION CIRCULAR 2007

LTI Treatment on Change in Employment Status

The following table provides a summary of the treatment under each LTI plan for different changes in employment status scenarios.

Treatment on Change in Employment Status
LTI Plan	Retirement [1]	Death	Resignation/ Termination (without cause)

RSU	Receive prorated portion of RSUs to retirement date at retirement date.	Receive prorated portion of RSUs to date of death at time of death.	Receive value of vested RSUs and unvested awards are forfeited.

PSU	Receive prorated portion of PSUs to retirement date at end of performance period.	Receive prorated portion of PSUs to date of death at time of death using target performance factor. [2]	Receive value of vested PSUs at end of performance period and unvested awards are forfeited.

Stock Option	36 months to exercise vested options or options that become vested during that period.	Unvested options vest immediately and 12 months to exercise.	60 days to exercise vested options and unvested awards are forfeited.

DSU	DSUs are payable on retirement with timing at participant's election.	DSUs are payable on death with timing determined at participant's or beneficiary's election.	DSUs are payable on termination with timing at participant's election.

[1]	Participants must satisfy specific conditions to qualify for retirement under the RSU, PSU, and Stock Option Plans. Different conditions apply depending on the grant date. In general, the participant must: 1) attain a specified age and length of service with Sun Life Financial; 2) provide advance notice of retirement; 3) not be in receipt of a severance payment; and 4) agree not to compete with Sun Life Financial or solicit its employees/customers for a specified period of time.
[2]	If death occurs within 180 days of the end of the performance period, payment will be made on the same settlement date and basis as for other plan participants.

Stock Ownership Requirements

To ensure that executives are significant shareholders of SLF Inc., all senior executives are required to meet minimum share ownership levels. The requirements are in proportion to the executive's compensation and position and must be satisfied by the later of five years from appointment into an eligible position or within 2.5 years from promotion into a higher level eligible position, through holdings of common shares of SLF Inc., as well as DSUs and RSUs.

The committee may, at its discretion, require that the net proceeds of a long-term incentive be settled in common shares of SLF Inc. until the executive's stock ownership requirements are met. For the RSU and PSU Plans, common shares will be purchased on the open market.

The following table sets out the holdings of the Chief Executive Officer, the Chief Financial Officer, and the three most highly compensated executive officers ("Named Executive Officers") based on total cash compensation (salary and annual bonus) earned in the fiscal year 2006, as at December 31, 2006, using the closing price of a common share of SLF Inc. on December 29, 2006, which was $49.32 per share:

MANAGEMENT INFORMATION CIRCULAR 2007

		Total Share Ownership at December 31, 2006
Named Executive Officer	Minimum Ownership Requirement [1]	Directly held Common Shares ($)	Deferred Share Units (DSUs) ($)	Restricted Share Units (RSUs) ($)	Total Ownership ($)	Ownership as a Multiple of Salary

Donald A. Stewart	6 times salary	2,268,572	9,486,974	0	11,755,546	10.7

Paul W. Derksen	3 times salary	4,192,200	0	936,860	5,129,060	8.3

Robert C. Salipante	3 times salary	1,242,864	2,250,827	0	3,493,691	4.5

Kevin P. Dougherty [2]	3 times salary	118,911	312,851	648,619	1,080,381	2.2

James M.A. Anderson [3]	3 times salary	507,601	553,827	556,094	1,617,523	3.4

[1]	The minimum ownership requirement pertaining to other Corporate Executive Vice-Presidents is three times base salary and the requirement for Senior Vice-Presidents is two times base salary.
[2]	Mr. Dougherty was appointed President, Sun Life Financial, Canada effective September 6, 2004.
[3]	Mr. Anderson was appointed Executive Vice-President and Chief Investment Officer effective May 5, 2005.

Report on 2006 Performance and Chief Executive Officer's Compensation

Corporate Performance Assessment

Sun Life Financial achieved strong results in 2006, exceeding the primary financial goals under the Annual Incentive Plan including operating EPS growing by 11.7% from $3.24 to $3.62 and operating ROE increasing by 70 bps from 13.1% to 13.8%. During 2006 Sun Life Financial continued to focus on effective capital deployment, through the repurchase of $575 million of SLF Inc. common shares, and dividend increases. The dividend payout ratio rose to 32%, in line with its target payout range of 30% – 40%.

Strategically, Sun Life Financial continued to enhance global distribution by growing the sales force in Asia, expanding the wholesale market in Canada, launching new distribution partnerships in the United States and enhancing MFS' international distribution platform. Underscoring another key element of its strategy – growth through disciplined and focused acquisitions – Sun Life Financial announced the acquisition of the U.S. group benefits business of Genworth Financial, Inc. in early 2007. This acquisition will add significant scale and scope to Sun Life Financial's U.S. group business.

For the third consecutive year, Sun Life Financial was identified at the World Economic Forum in Switzerland as one of the Global 100 Most Sustainable Corporations in the World. In addition to its Global 100 ranking, Sun Life Financial was chosen as one of Canada's Top 100 Employers for 2007 by Mediacorp Canada Inc. for the fourth year in the past five. This placed Sun Life Financial among the leading organizations in the country in attracting and retaining the best employees.

Board Performance Assessment

The Chairman of the Board seeks input from the independent directors to evaluate the Chief Executive Officer's performance and reviews the input received with the committee and the independent directors. The committee uses this input to review the Chief Executive Officer's performance and determine his compensation. In assessing performance, the committee considers both financial and non-financial components, including:

•
Financial results and business performance in relation to pre-determined targets and industry peers;
•
Leadership of Sun Life Financial, including strategy development and execution;
•
Organizational culture, including business practices, customer focus, governance and compliance;
•
Leadership bench strength and succession;
•
Organizational capabilities; and
•
Management of external relationships.

  MANAGEMENT INFORMATION CIRCULAR 2007

This assessment was completed in early 2007. The board concluded that consistent with overall Company results under the Annual Incentive Plan, Mr. Stewart met or exceeded the key objectives as set forth for him with respect to financial and non-financial goals and objectives for fiscal 2006. In addition to financial results, Mr. Stewart sponsored specific initiatives to leverage knowledge and capabilities across the enterprise, with a focus on distribution, enterprise processes and products. Leadership talent and succession were strengthened through recruitment, including the appointment of three executive officers and the rotation of high-potential leaders. Customer satisfaction and loyalty continued to increase and the above-referenced acquisition in the United States strengthened Sun Life Financial's overall strategic position.

Chief Executive Officer's Compensation in 2006

In recognition of his contribution in 2005, the committee recommended and the board approved Mr. Stewart's compensation at the February 2006 committee meeting as follows:

•
The committee assessed Mr. Stewart's base salary relative to his competitive peers in 2005 and determined that it was competitively positioned and commensurate with continued strong contribution to Sun Life Financial.
•
Based on Sun Life Financial's overall performance in 2005, the committee granted Mr. Stewart an annual incentive award of $1,700,000.
•
In 2006, in recognition of Mr. Stewart's strong leadership, the committee granted Mr. Stewart a long-term incentive award with an expected compensation value of $5,271,871 provided in stock options and PSUs. Mr. Stewart was granted 204,200 stock options at an exercise price of $49.40, vesting at the rate of 25% per year over four years and 55,232 PSUs with an award value of $2,750,001 and a unit price of $49.79. The final value of these PSUs, which vest February 21, 2009, will be determined as set forth in the PSU Plan description.

Chief Executive Officer's Compensation in 2007

As part of its mandate, the committee reviews market practices related to compensation arrangements, reviews annual business results both on an absolute and relative basis, considers progress towards achieving long-term strategic goals and assesses the individual performance and contribution of the Chief Executive Officer in leading the organization.

As a result of this review, the committee recommended and the board approved the following compensation arrangements:

1. Base Salary

The committee assessed Mr. Stewart's base salary relative to his competitive peers, determined it was competitively positioned and did not recommend a change for 2007.

2. Annual Incentive Award

In determining the annual incentive award for 2006, the committee reviewed business results under the primary measures in the plan, based on operating EPS and operating ROE. In 2006 actual results versus plan were above the target level and produced an overall payout factor of 109% of the target award. The committee also assessed the modifying measures under the plan, consisting of Relative TSR, Value of New Business, Financial Strength and Customer Satisfaction. In 2006 Sun Life Financial met or exceeded the target level under three of the four measures. On this basis, the committee did not make an adjustment to the assessment under the primary measures of the plan.

In addition to business results, individual performance is assessed under the plan using an Individual Performance Multiplier which can modify awards from 0% to 200% of the amount determined by business results. In 2006 the committee assessed Mr. Stewart's individual performance and contribution, as described under Board Performance Assessment.

Taking into account business results as well as individual performance, Mr. Stewart's final payout factor under the plan was 123% of his target award. In 2006 Mr. Stewart's annual salary was $1,100,000 and his target annual incentive award was 100% of salary, resulting in a final annual incentive award of $1,350,000. This award is less than the award Mr. Stewart received for fiscal 2005 performance reflecting that overall company performance did not exceed targeted results by the same extent as in fiscal 2005.

MANAGEMENT INFORMATION CIRCULAR 2007

3. Long-Term Incentive Award

In determining the level of long-term incentive award for 2007, the committee reviewed competitive practice among Canadian peer companies in the financial services sector as well Mr. Stewart's individual performance and contribution. Based on this assessment, on February 20, 2007 the committee awarded Mr. Stewart a long-term incentive award with a total compensation value of $5,500,034. For 2007 the committee decided to reduce the weighting on stock options and, on this basis, Mr. Stewart was awarded 171,233 options with an exercise price of $52.56 and a compensation value of $2,250,002 (using the Black-Scholes option-pricing model) and 61,729 PSUs with a share price of $52.65 and a compensation value of $3,250,032.

Supplemental Total Compensation Information – Chief Executive Officer

The following table provides a summary of Mr. Stewart's total compensation package in each of 2004, 2005 and 2006 and is intended to provide shareholders with a comprehensive view of the total compensation received by Mr. Stewart on an annual basis.

Compensation Element	2006 ($)	2005 ($)	2004 ($)

Cash
Salary[1]	1,100,000	1,100,000	1,000,000
Bonus[2]	1,350,000	1,700,000	1,500,000

Total Cash	2,450,000	2,800,000	2,500,000

Mid- and Long-Term Incentives
PSU Grant Value [3]	2,750,001	2,749,991	4,999,985
RSU Grant Value	–	–	–
Stock Option Value [4]	2,521,870	2,777,120	–

Total Mid- and Long-Term Incentives	5,271,871	5,527,111	4,999,985

Total Direct Compensation	7,721,871	8,327,111	7,499,985
Pension Service Cost [5]	9,500	412,000	(12,000)

Total	7,731,371	8,739,111	7,487,985

[1]	Base Salary represents the salary in effect on April 1 of each year.
[2]	Bonuses are listed in accordance with the relative performance year.
[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006 Mr. Stewart was awarded 55,232 units at a share price of $49.79, in 2005 he was awarded 67,501 units at a share price of $40.74, and in 2004 he was awarded 137,061 units with a share price of $36.48.
[4]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2006 Mr. Stewart was awarded 204,200 options with an exercise price of $49.40. In 2005 Mr. Stewart was awarded 204,200 options with an exercise price of $40.80.
[5]	The Pension Service Cost represents the pension expense related to the fiscal year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Mr. Stewart had a negative annual Pension Service Cost for 2006 of $256,000 as he did not receive a base salary adjustment in 2006, whereas the plan valuation assumptions include a salary increase projection of 3.5% for all participants. The amount shown for Pension Service Cost in 2006 represents Sun Life Financial's match for the defined contribution plan in the amount of $9,500. An amount of $9,000 is included for the defined contribution plan for 2005.

Composition of Management Resources Committee

The committee is composed of five directors, including a committee chair, appointed by the Board of Directors on an annual basis following each annual meeting. Each member of the committee is independent as defined in the Director Independence Policy.

MANAGEMENT INFORMATION CIRCULAR 2007

The Management Resources Committee presents this Report on Executive Compensation. The committee is satisfied with the appropriateness of its mandate and that it substantially met the terms of its Charter in 2006.

Signed,
David W. Kerr (Chair)	George W. Carmany, III	David A. Ganong
Bertin F. Nadeau	W. Vickery Stoughton

Note: William R. Fatt resigned as a member of the Management Resources Committee effective July 24, 2006.

Summary Compensation Table

The following table provides a summary of compensation earned during each of the last three fiscal years for the Named Executive Officers. Named Executive Officers resident outside of Canada are compensated in U.S. dollars.

Summary Compensation Table
		Annual Compensation			Long-Term Compensation
					Awards		Payouts
Name and Principal Position	Year	Salary ($)	Bonus [1] ($)	Other Annual Compen- sation ($)	Securities Under Options/ SARs Granted (#)	Shares or Units Subject to Resale Restrictions [2] ($)	LTIP Value [3] ($)	All Other Compen- sation [4] ($)

Donald A. Stewart	2006	1,100,000	1,350,000	–	204,200	2,750,001	2,950,110	518,488
Chief Executive Officer							(2003 grant)
	2005	1,073,077	1,700,000	–	204,200	2,749,991	nil	343,798
	2004	1,000,000	1,500,000	–	nil	4,999,985	nil	326,258

Paul W. Derksen	2006	620,000	447,000	–	52,600	650,008	740,171	74,434
Executive Vice-President							(2003 grant)
and Chief Financial	2005	614,615	554,000	–	48,300	650,007	838,305	58,593
Officer							(2002 grant)
	2004	594,769	518,000	–	nil	1,300,001	nil	59,153

Robert C. Salipante	2006	US 690,000	US 551,000	–	49,000	605,546	1,191,942	US 259,018
President,							(2003 grant)
Sun Life Financial, U.S.	2005	US 685,385	US 597,000	–	53,400	718,735	nil	US 58,834

	2004	US 690,385	US 668,000	–	71,300	516,995	nil	US 39,152

Kevin P. Dougherty [5]	2006	500,000	446,000	–	48,600	600,019	211,477	55,600
President,							(2003 grant)
Sun Life Financial, Canada	2005	493,269	519,000	–	44,600	600,019	nil	32,433
	2004	369,865	249,000	–	25,000	600,023	nil	23,966

James M.A. Anderson [6]	2006	475,000	470,000	–	30,400	375,018	338,364	46,347
Executive Vice-President							(2003 grant)
and Chief Investment	2005	283,629	382,409	–	13,900	187,566	nil	29,364
Officer		US 131,423						US 3,943
	2004	US 345,192	US 282,200	–	nil	404,964	nil	US 36,691

[1]	Named Executive Officers participate in an annual incentive plan that provides annual cash payments based on the achievement of pre-determined business and individual results. For 2006 Messrs. Salipante and Dougherty each received 50% of their annual award in DSUs. In 2005 Mr. Salipante received 50% of his annual award in DSUs; in 2004 he received 100% in DSUs.
[2]	Amounts shown represent awards issued under the RSU and PSU Plans, valued as of the grant date, based on a share price of $49.79, which was the average closing price on the TSX of common shares of SLF Inc. for the five consecutive trading days ending February 21, 2006. For 2005 the share price was $40.74; and for 2004 the price was $36.48. The aggregate number of RSUs and PSUs held by the Named Executive Officers and the aggregate value as of December 31, 2006 are as follows:

MANAGEMENT INFORMATION CIRCULAR 2007

	Restricted Share Unit Plan		Performance Share Unit Plan
Named Executive Officer	Aggregate # of Units	Aggregate Value as at December 31, 2006 ($)	Aggregate # of Units (at Target)	Aggregate Value as at December 31, 2006 ($)

Donald A. Stewart	0	0	272,703	13,449,715

Paul W. Derksen	18,996	936,860	48,916	2,412,528

Robert C. Salipante	0	0	45,878	2,262,686

Kevin P. Dougherty	13,151	648,619	32,003	1,578,389

James M.A. Anderson	11,275	556,094	13,027	642,479

The following table shows the potential number of units which may be paid out as a result of units granted in 2006 under the PSU Plan. The actual payout value will be based on the achievement of performance measures and the value of a common share of SLF Inc., as determined under the PSU Plan, as of the vesting date. Additional PSUs will be accumulated, representing dividends paid during the three-year vesting period.

			Potential Units to be Paid Out Under 2006 Grant
		Performance Period Until Maturation
Named Executive Officer	Units Granted		Minimum (#)	Target (#)	Maximum (#)

Donald A. Stewart	55,232	February 21, 2009	0	55,232	82,848

Paul W. Derksen	13,055	February 21, 2009	0	13,055	19,583

Robert C. Salipante	12,162	February 21, 2009	0	12,162	18,243

Kevin P. Dougherty	12,051	February 21, 2009	0	12,051	18,077

James M.A. Anderson	7,532	February 21, 2009	0	7,532	11,298

[3]	LTIP payouts shown represent previous year grants awarded under the RSU Plan that were disclosed in previous Sun Life Financial management information circulars under the column Shares or Units Subject to Resale Restrictions of the Summary Compensation Table.
[4]	The amounts in this column represent the following:
a.	Dividend equivalents credited to the Named Executive Officers under the DSU, RSU and PSU Plans.
b.	Sun Life Financial's matching contribution to the voluntary employee stock ownership program. Messrs. Stewart, Dougherty and Anderson participate in this program on the same basis as all other employees and as such can contribute between 1% and 20% of their salary to an EPSP or RRSP account. Sun Life Financial matches 50% of eligible contributions up to an annual maximum of $1,500.
c.	Sun Life Financial's matching contribution to defined contribution pension plans. Messrs. Stewart and Anderson participate in this program on the same basis as all other employees. Mr. Stewart received a $9,500 match in 2006 and a $9,000 match in 2005. Mr. Anderson received a $6,333 match in 2006 and a $3,946 match in 2005.
d.	Sun Life Financial's allocation under the tax-qualified 401(k) plan. Mr. Salipante participates in this program on the same basis as all other employees and receives a match of 50% of the eligible contributions up to 6% to an annual maximum of US$6,600 in 2006, US$6,300 in 2005 and US$6,150 in 2004. Mr. Anderson received a match of US$3,943 in 2005 and US$6,150 in 2004 under the 401(k) plan.
e.	Sun Life Financial's allocation under the tax-qualified U.S. Retirement Investment Account ("RIA"). Mr. Salipante participates in this program on the same basis as all other employees. The RIA also includes a transition allocation for employees with specified age and service conditions. Details are provided in the section Retirement Benefits for Named Executive Officers in the United States in this Circular. Mr. Salipante received a US$11,000 match under the RIA and a US$9,900 match under the RIA transition allocation for 2006.
f.	Sun Life Financial's allocation under the Top Hat Account available for certain key executives and described under the section Retirement Benefits for Named Executive Officers in the United States in this Circular. Mr Salipante received US$142,465 for 2006.
[5]	Mr. Dougherty was appointed President, Sun Life Financial, Canada effective September 6, 2004.
[6]	Mr. Anderson was appointed Executive Vice-President and Chief Investment Officer effective May 5, 2005. His 2004 compensation and the first five months of his 2005 compensation was for service as Vice-President, Investments for Sun Life Financial, U.S. prior to his current appointment.

MANAGEMENT INFORMATION CIRCULAR 2007

Option/SAR Grants During the Year Ended December 31, 2006

In 2006 stock options to purchase common shares of SLF Inc. were granted to the Named Executive Officers as set out in the following table. All of the options granted had an exercise price equal to the closing price of the common shares of SLF Inc. on the date preceding the date of the grant. The options vest over four years at the rate of 25% per year, commencing one year following the date of grant. No SARs were granted.

Named Executive Officer	Securities Under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of Grant ($/Security)	Expiration Date

Donald A. Stewart	204,200	13.98	49.40	49.40	February 21, 2016

Paul W. Derksen	52,600	3.60	49.40	49.40	February 21, 2016

Robert C. Salipante	49,000	3.36	49.40	49.40	February 21, 2016

Kevin P. Dougherty	48,600	3.33	49.40	49.40	February 21, 2016

James M.A. Anderson	30,400	2.08	49.40	49.40	February 21, 2016

Aggregated Option/SAR Exercises and Option/SAR Values for the Year Ended December 31, 2006

The following table shows for each Named Executive Officer: 1) the number of common shares of SLF Inc. acquired through stock options during the financial year ended December 31, 2006; 2) the aggregate value realized upon exercise; and 3) the number and value of common shares covered by unexercised options under the Option Plan as at December 31, 2006. Value realized upon exercise is the difference between the fair market value of the common shares of SLF Inc. on the exercise date and the exercise price of the option. The value of unexercised in-the-money options at financial year-end is the difference between the exercise price of the options and the closing price of the common shares of SLF Inc. on December 29, 2006, which was $49.32 (US$42.35) per share. No SARs have been granted under the Option Plan.

			Unexercised Options/SARs at December 31, 2006		Value of Unexercised in-the- money Options/SARs at December 31, 2006
Named Executive Officer	Securities Acquired at Exercise (#)	Aggregate Value Realized ($)	Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)

Donald A. Stewart	100,000	2,078,430	911,050	427,350	16,275,846	2,818,238

Paul W. Derksen	149,575	2,820,254	80,000	106,325	1,292,800	686,987

Robert C. Salipante [1]	82,000	2,031,915	49,500	152,200	1,017,326	1,693,057

Kevin P. Dougherty	0	0	78,025	99,525	1,256,089	550,429

James M.A. Anderson [1]	0	0	85,675	48,825	2,134,540	307,819

[1]	The value of US$ options for Messrs. Salipante and Anderson has been converted to Canadian dollars using an exchange rate of Cdn$1.134 per US$1, which is the average exchange rate for 2006.

MANAGEMENT INFORMATION CIRCULAR 2007

Options/SARs Outstanding for the Year Ended December 31, 2006

The following table provides the number of options granted, outstanding and available for grant under the Executive Stock Option Plan as at December 31, 2006. The maximum number of common shares that may be issued to any one person under the Option Plan is limited to 1% of the outstanding common shares of SLF Inc.

	2006		2005		2004
Measure of Dilution	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding	# of Options	% of Shares Outstanding

Annual Grant [1]	1,460,316	0.26	1,338,500	0.23	173,400	0.03

Options Outstanding [2]	8,293,066	1.45	8,919,088	1.53	10,460,388	1.77

Options Available for Grant [3]	15,695,609	2.74	17,020,725	2.92	17,619,700	2.98

Overhang [4]	23,988,675	4.19	25,939,813	4.46	28,080,088	4.74

[1]	Annual Grant represents the total number of stock options granted under the Executive Stock Option Plan during each respective year.
[2]	Options Outstanding represents the total number of stock options outstanding (including the annual grant) under the Executive Stock Option Plan at the end of each year.
[3]	Options Available for Grant represents the number of stock options remaining in the reserve approved by shareholders and available for grant under the Executive Stock Option Plan at the end of each year.
[4]	Overhang represents the number of stock options outstanding, plus the number of options remaining in reserve approved by shareholders and available for future grants, divided by the total number of common shares outstanding as of the end of each year.

Pension Arrangements

The Named Executive Officers are eligible to participate in the pension plans available in their country of residence. The following describes the pension arrangements in effect in Canada and the United States.

Retirement Benefits for Named Executive Officers in Canada

The Named Executive Officers in Canada participate in the Sun Life Financial retirement program. The pension benefit is payable to Canadian Named Executive Officers from a combination of the Sun Life Assurance Canadian Staff Pension Plan and the Sun Life Assurance Canadian Non-Registered Pension Plan. The Non-Registered Pension Plan is secured through a Retirement Compensation Arrangement, which is funded through a combination of investments and a letter of credit.

Effective January 1, 2005, changes to the program were implemented. Participants with at least 55 years of combined age and service at January 1, 2004 were given the option of continuing to accrue benefits under the pre-2005 pension formula until December 31, 2008. Mr. Stewart elected to participate in the new program effective January 1, 2005. Messrs. Derksen and Dougherty chose to continue to accrue benefits under the prior formula until December 31, 2008 when all employees will participate in the new pension formula. Mr. Anderson joined the new program when he returned to Canada in 2005.

a) Pre-2005 Pension Formula

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the pre-2005 pension formula for Messrs. Stewart, Derksen, Dougherty and Anderson. Average pensionable earnings for this purpose are calculated as the highest average of the basic salary and target annual bonus over the best consecutive 36-month period of the last 120 months. The annual pension benefit is determined as years of service prior to 2005 (2009 for individuals who chose to remain covered by the prior formula until that date) multiplied by the sum of 1.3% of average pensionable earnings up to the average of the last three years' maximum pensionable earnings ("YMPE") and 1.65% of average pensionable earnings over the average YMPE, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada). The years of credited service are limited to 35. This is a non-contributory defined benefit plan.

MANAGEMENT INFORMATION CIRCULAR 2007

Pre-2005 Pension Formula – Annual Pension Payable at Normal Retirement (Age 65)
	Years of Service Covered by the Prior Formula
Average Pensionable Earnings ($)
	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

200,000	47,335	63,114	78,892	94,671	110,449

400,000	96,835	129,114	161,392	193,671	226,949

600,000	146,335	195,114	243,892	292,671	341,449

800,000	195,835	261,114	326,392	391,671	457,949

1,000,000	245,335	327,114	408,892	490,671	572,449

1,200,000	294,835	393,114	491,392	589,671	688,949

1,400,000	344,335	459,114	573,892	688,671	803,449

1,600,000	393,835	525,114	656,392	787,671	919,949

1,800,000	443,335	591,114	738,892	886,671	1,034,449

2,000,000	492,835	657,114	821,392	985,671	1,150,949

2,200,000	542,335	723,114	903,892	1,084,671	1,265,449

2,400,000	591,835	789,114	986,392	1,183,671	1,381,949

2,600,000	641,335	855,114	1,068,892	1,282,671	1,496,449

The pension benefit is payable without reduction if the Named Executive Officer retires on or after age 60 with at least 90 years of combined age and total service with Sun Life Financial. If the Named Executive Officer retires prior to age 60 and has at least 90 years of combined age and total service, the pension benefit is reduced by 3% per year that retirement precedes age 60. If the Named Executive Officer has not reached 90 years of combined age and total service, the pension benefit is reduced by 5% per year that retirement precedes age 65.

Upon retirement, the normal form of pension benefit is payable for the life of the Named Executive Officer with a 60% survivor benefit for employees with spouses.

b) Pension Formula Effective January 1, 2005

The following table illustrates the annual pension calculated at normal retirement (age 65) according to the non-contributory defined benefit pension formula effective January 1, 2005. Average pensionable earnings for this purpose are calculated as the Named Executive Officer's best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. For this purpose, pensionable earnings include basic salary plus actual annual bonus, capped at target (with the target bonus further capped at 100% of basic salary). The annual pension benefit at normal retirement is determined as years of service after 2004 (2008 for individuals who chose to remain covered by the prior formula until December 31, 2008) multiplied by 1.6% of average pensionable earnings, including amounts over the maximum pension limit for registered pension plans imposed by the Income Tax Act (Canada).

MANAGEMENT INFORMATION CIRCULAR 2007

Pension Formula – Annual Pension Payable at Normal Retirement (Age 65)
	Years of Service from January 1, 2005 Covered by the New Pension Formula
Average Pensionable Earnings ($)
	15 ($)	20 ($)	25 ($)	30 ($)	35 ($)

200,000	48,000	64,000	80,000	96,000	112,000

400,000	96,000	128,000	160,000	192,000	224,000

600,000	144,000	192,000	240,000	288,000	336,000

800,000	192,000	256,000	320,000	384,000	448,000

1,000,000	240,000	320,000	400,000	480,000	560,000

1,200,000	288,000	384,000	480,000	576,000	672,000

1,400,000	336,000	448,000	560,000	672,000	784,000

1,600,000	384,000	512,000	640,000	768,000	896,000

1,800,000	432,000	576,000	720,000	864,000	1,008,000

2,000,000	480,000	640,000	800,000	960,000	1,120,000

2,200,000	528,000	704,000	880,000	1,056,000	1,232,000

2,400,000	576,000	768,000	960,000	1,152,000	1,344,000

2,600,000	624,000	832,000	1,040,000	1,248,000	1,456,000

The pension benefit formula is adjusted if the Named Executive Officer leaves employment prior to age 62. If the Named Executive Officer leaves prior to age 51, the formula is revised to replace the 1.6% factor with a factor of 1%. If the Named Executive Officer leaves between ages 51 and 62, the 1% factor is increased by 0.05% for each complete year that retirement follows age 50, to a maximum factor of 1.6% at ages 62 and later.

The pension benefit is payable without reduction if the Named Executive Officer retires at age 62 or later. The pension benefit is reduced actuarially if the Named Executive Officer retires prior to age 62.

Upon retirement, the pension benefit for single executives is payable for the life of the Named Executive Officer. If the Named Executive Officer has a spouse at pension commencement, the pension payable from the Plan will be actuarially reduced to provide a 60% survivor pension for the lifetime of the spouse.

This program also contains a defined contribution component. A Named Executive Officer may elect to contribute to this component, in which case Sun Life Financial matches the Named Executive Officer's contribution. The match is 100% in years 2004 to 2008 inclusive, and 50% in years 2009 and beyond (and 50% match for new participants). The total contribution (by the Named Executive Officer plus Sun Life Financial) is limited by the Income Tax Act (Canada). Any amount of matching contribution that Sun Life Financial makes for a Named Executive Officer in a given year is reported under All Other Annual Compensation in the Summary Compensation Table.

MANAGEMENT INFORMATION CIRCULAR 2007

Pension Maximums

The total combined annual pension benefit for all service in all Sun Life Financial sponsored defined benefit plans is capped at 65% of the Named Executive Officer's best consecutive three-calendar-year average pensionable earnings over the last 10 years of employment. The maximum pension is also limited by the earnings definition which caps incentive compensation at the target level (with the target level being capped at 100% of base salary).

Retirement Benefits for Named Executive Officers in the United States

The provisions of the U.S. retirement program came into effect on January 1, 2006. The program includes the tax-qualified U.S. RIA, which provides an automatic employer-provided allocation and the existing tax-qualified 401(k) plan that provides employees with a deferral opportunity and an employer matching contribution. Under the 401(k) plan, employees may contribute up to 60% of their combined base salary and actual incentive payments ("Eligible Earnings") up to the maximum of US$220,000 for 2006, subject to the IRS contribution maximum. The Company provides a 401(k) match equal to 50% of the employee contribution up to 6% (US$6,600 maximum for 2006). In connection with the establishment of the new RIA on January 1, 2006, participation in the U.S. Employees' Retirement Income Plan was closed to new employees and benefits were frozen for most participants, including Mr. Salipante.

The RIA also includes a transition allocation for the next 10 years to those employees, including Mr. Salipante, who were at least age 40 and had combined age and service equal to at least 45 as of January 1, 2006. Prior to January 1, 2006, a traditional Defined Benefit pension plan was offered to all employees. Employees who were age 50 and attained 60 points (age plus service) in the pension plan were allowed to remain in that plan.

Sun Life Financial contributions are detailed in the chart below. Beginning in 2006, allocation percentages under the RIA are based on age plus years of service on January 1 of each year and, for eligible employees receiving an additional transition allocation, the percentage was fixed on January 1, 2006.

New U.S. Retirement Program

Age and Service as at January 1	% of Eligible Earnings [1]

Under 40	3

40 to 54	5

55 and over	7

Transition Allocation (Based on Years of Service as at January 1, 2006)
	% of Eligible Earnings [1]
Age as at January 1, 2006	Less than 5 years	More than 5 years

40 - 42	3.0	5.0

43 - 44	3.5	5.5

45 and over	4.5	6.5

[1]	Eligible Earnings include base salary and actual incentive payments.

In addition, Sun Life Financial in its sole discretion may periodically make a discretionary RIA allocation. Currently, the contribution is expected to be up to 3% of an employee's Eligible Earnings once in every three-year performance period based on achieving financial targets over the performance period.

In accordance with the IRS maximum, the total employee and employer annual allocations to the RIA and 401(k) in 2006 cannot exceed US$44,000 for an individual employee and the maximum Eligible Earnings that can be used to determine the annual allocations under the RIA and 401(k) are US$220,000 for 2006.

A non-qualified retirement investment plan was established effective January 1, 2006 to restore the equivalent of allocations to the RIA and 401(k), which would otherwise be limited due to any of the three U.S.-qualified-plan tax limits discussed above that are applicable to defined contribution plans. This plan is generally restricted to designated employees at or above the Assistant Vice-President level. For certain key senior executives, including Mr. Salipante, a Top Hat Account was established where executives are credited a 15% allocation on eligible pay in excess of the qualified plan compensation limit and in lieu of the regular employer allocations under the non-qualified retirement investment plan. The earnings definition for this Top Hat contribution caps incentive payments to a maximum of target payout.

MANAGEMENT INFORMATION CIRCULAR 2007

Pension Entitlement and Liability Information

In the interest of greater disclosure and clarity for SLF Inc.'s shareholders and Sun Life Assurance's policyholders, the following section provides additional details for the defined benefit pension for each Named Executive Officer.

The following table provides, for each Named Executive Officer: 1) the current and projected years of credited service; 2) the estimated annual pension based on current compensation, assuming they retired at their normal retirement age of 65; 3) the annual service and compensation costs for 2006; and 4) the accrued pension liabilities as at December 31, 2005 and December 31, 2006.

The calculation of these amounts uses actuarial methods and assumptions that are consistent with those used for calculating pension liabilities and annual expense as disclosed in SLF Inc.'s and Sun Life Assurance's 2005 and 2006 consolidated financial statements. As the assumptions reflect Sun Life Financial's best estimate of future events, the values shown in the table below may not be directly comparable to similar estimates of pension liabilities that may be disclosed by other companies.

		Credited Service
						Accrued Liability at December 31, 2006 [4] ($)
Named Executive Officer	Accrued Liability at December 31, 2005 [1] ($)	at December 31, 2006 (years)	at Normal Retirement (years)	Estimated Annual Pension at Normal Retirement [2] ($)	Annual Pension Service and Compensation Cost for 2006 [3] ($)

Donald A. Stewart	15,477,000	37.0	41.9	1,430,000	(256,000)	16,225,000

Paul W. Derksen [5]	3,104,000	19.3	n/a	n/a	272,000	2,764,000

Robert C. Salipante [6]	US 197,000	3.0	3.0	US 50,000	0	US 204,000

Kevin P. Dougherty	2,593,000	20.2	35.2	457,000	66,000	2,865,000

James M.A. Anderson	5,550,000	36.6	44.3	494,000	44,000	5,762,000

[1]	The difference between the accrued liability at the end of 2005 and 2006 is attributable to the annual pension service and compensation cost detailed in the chart, interest on the liabilities and the impact of changes to the accounting assumptions. The discount rate remains the same as 2005 at 5% in the Canadian plans, and increased from 5.8% to 6% in the U.S. plans.
[2]	The Estimated Annual Pension includes service to Normal Retirement Age and assumes that Named Executive Officers, other than Mr. Salipante, will receive the annual bonus at target level. Achieving greater than target will not result in a greater pension, but achieving less than target will result in a lesser pension.
[3]	Represents the defined benefit pension expense related to 2006 service for each of the Named Executive Officers and the impact of differences between actual compensation increases for 2006 and the actuarial assumptions used for the year. Mr. Stewart had a negative annual pension service cost for 2006 as he did not receive a base salary adjustment in 2006, whereas the plan valuation assumptions include a salary increase projection of 3.5% for all participants. In addition, Sun Life Financial also provides a matching contribution to a defined contribution pension plan for eligible participants; Messrs. Stewart and Anderson participate in this program on the same basis as all other employees. In 2006 Mr. Stewart received a $9,500 match and Mr. Anderson received a $6,333 match which are not included in the annual pension service and compensation cost for 2006.
[4]	Accrued Liability is the actuarial value of projected defined benefit obligations for service to December 31, 2006. The values have been determined using the same actuarial assumptions as those used to determine the year-end pension plan liabilities disclosed in the 2006 Notes to SLF Inc.'s consolidated financial statements. The accrued liability assumes a Named Executive Officer will achieve target bonus.
[5]	Mr. Derksen has an arrangement under which he is accruing two years of credited service for each year of actual service until his retirement date of March 1, 2007. Accordingly, he has 19.6 years of credited service at his actual retirement date and his $181,870 annual pension assumes a joint and survivor 60% form of pension.
[6]	The amounts for Mr. Salipante reflect that the plan was frozen effective December 31, 2005. In addition, Sun Life Financial provides an employer-provided allocation under the tax-qualified U.S. RIA and 401(k) plans. Mr Salipante participates in these programs on the same basis as all other employees. In 2006 Mr. Salipante received matching amounts of US$11,000 and US$6,600 under the RIA and 401(k) plans, respectively. Mr. Salipante also received an RIA transition allocation in the amount of $9,900 and a Top Hat allocation of US$142,465 as described under the section Retirement Benefits for Named Executive Officers in the United States in this Circular. These amounts are not included in the annual pension service and compensation cost for 2006.

MANAGEMENT INFORMATION CIRCULAR 2007

Termination Arrangements for Named Executive Officers

SLF Inc. has entered into change of control contracts with the Named Executive Officers and certain other senior officers. For these purposes, a change of control is: (i) a consolidation or merger of SLF Inc. or Sun Life Assurance with a non-affiliate; (ii) a sale of all or substantially all of the assets of SLF Inc. or Sun Life Assurance to a non-affiliate; or (iii) the acquisition by a non-affiliate of more than 20% of the voting shares of SLF Inc. or Sun Life Assurance.

The following table shows arrangements in the event of a change of control which results in the termination of the employment of the executive within three years of the change of control (double trigger), and other severance arrangements in effect upon termination for reasons other than resignation, retirement, change of control or just cause.

Nature of Termination	Applies to	Arrangement

Change of control and termination (without cause)	Named Executive Officers and certain other senior officers	Up to 24 months and, in the case of the Chief Executive Officer, up to 36 months of base pay and incentive compensation from the date of termination.

Most benefits and perquisites are continued throughout the severance period and the early retirement reduction factors in the pension plan may be improved, depending on the provisions of the pension plan in which the executive participates.
Mid- and long-term incentive awards vest and are payable in accordance with the terms of the respective plans.

Termination (without cause)	Paul W. Derksen	Sun Life Assurance entered into an employment agreement with Mr. Derksen at the commencement of his employment that entitles him to up to 24 months of base pay from the date his employment terminates. No payments will be made under these provisions upon his retirement effective March 1, 2007.

	Robert C. Salipante	Mr. Salipante is governed under the terms of severance arrangements applicable to all U.S. employees. Under this agreement he is entitled to four weeks compensation for each year of service with a minimum severance amount equal to 12 months and a maximum of 18 months of base pay.

Supplemental Total Compensation Information – Other Named Executive Officers

The following tables summarize total compensation for each of the other Named Executive Officers, including incentive awards in each of 2004, 2005 and 2006. The supplemental total compensation information for the Chief Executive Officer is reported in the section Report on 2006 Performance and Chief Executive Officer's Compensation in this Circular.

MANAGEMENT INFORMATION CIRCULAR 2007

Paul W. Derksen – Executive Vice-President and Chief Financial Officer

Compensation Element	2006 ($)	2005 ($)	2004 ($)

Cash
Salary [1]	620,000	620,000	600,000
Bonus [2]	447,000	554,000	518,000

Total Cash	1,067,000	1,174,000	1,118,000

Mid- and Long-Term Incentives
PSU Grant Value [3]	650,008	650,007	650,001
RSU Grant Value [4]	–	–	650,001
Stock Option Value [5]	649,610	656,880	–

Total Mid- and Long-Term Incentives	1,299,618	1,306,887	1,300,001

Total Direct Compensation	2,366,618	2,480,887	2,418,001
Pension Service Cost [6]	272,000	255,000	253,000

Total	2,638,618	2,735,887	2,671,001

[1]	Base Salary represents the salary in effect on April 1 of each year.
[2]	Bonuses are listed in accordance with the relative performance year.
[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006 Mr. Derksen was awarded 13,055 units at a share price of $49.79. In 2005 he was awarded 15,955 units at a share price of $40.74, and in 2004 he was awarded 17,818 units with a share price of $36.48.
[4]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2004 Mr. Derksen was awarded 17,818 RSUs with a share price of $36.48.
[5]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2006 Mr. Derksen was awarded 52,600 options with an exercise price of $49.40. In 2005 he was awarded 48,300 options with an exercise price of $40.80.
[6]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.

Robert C. Salipante – President, Sun Life Financial, U.S.

Compensation Element	2006 (US$)	2005 (US$)	2004 (US$)

Cash
Salary [1]	690,000	690,000	670,000
Bonus [2]	551,000	597,000	668,000

Total Cash	1,241,000	1,287,000	1,338,000

Mid- and Long-Term Incentives
PSU Grant Value [3]	533,991	592,527	397,169
RSU Grant Value	–	–	–
Stock Option Value [4]	533,642	598,714	658,574

Total Mid- and Long-Term Incentives	1,067,633	1,191,241	1,055,743

Total Direct Compensation	2,308,633	2,478,241	2,393,743
Pension Contributions/Service Cost [5]	169,965	11,300	93,150

Total	2,478,598	2,489,541	2,486,893

[1]	Base Salary represents the salary in effect on April 1 of each year.
[2]	Bonuses are listed in accordance with the relative performance year.
[3]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006 Mr. Salipante was awarded 12,162 units at a share price of $49.79, In 2005 he was awarded 17,642 units at a share price of $40.74, and in 2004 he was awarded 14,172 units with a share price of $36.48.
[4]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2006 Mr. Salipante was awarded 49,000 options with an exercise price of $49.40. In 2005 he was awarded 53,400 options with an exercise price of $40.80. In 2004 he was awarded 71,300 options with an exercise price of US$27.71.
[5]	The Pension Contributions for 2006 include: 1) Sun Life Financial's 401(k) allocation equal to US$6,600; 2) a tax-qualified U.S. RIA allocation of US$11,000; 3) an RIA transition allocation of US$9,900; and 4) a Top Hat allocation of US$142,465, which is available to certain key executives and described in the section Retirement Benefits for Named Executive Officers in the United States in this Circular. For 2006 Mr. Salipante had no Pension Service Cost under the defined benefit pension since his participation under the plan was frozen effective December 31, 2005.

MANAGEMENT INFORMATION CIRCULAR 2007

Awards to Mr. Salipante denominated in Canadian dollars have been converted to U.S. dollars using the average exchange rate for the applicable year: 2006 – Cdn$1.134 per US$1; 2005 – Cdn$1.213 per US$1; 2004 – Cdn$1.302 per US$1.

Kevin P. Dougherty – President, Sun Life Financial, Canada

Compensation Element	2006 ($)	2005 ($)	2004 [1] ($)

Cash
Salary [2]	500,000	500,000	300,000
Bonus [3]	446,000	519,000	249,000

Total Cash	946,000	1,019,000	549,000

Mid- and Long-Term Incentives
PSU Grant Value [4]	600,019	600,019	150,006
RSU Grant Value [5]	–	–	450,017
Stock Option Value [6]	600,210	606,560	305,750

Total Mid- and Long-Term Incentives	1,200,229	1,206,579	905,773

Total Direct Compensation	2,146,229	2,225,579	1,454,773
Pension Service Cost [7]	66,000	119,000	834,000

Total	2,212,229	2,344,579	2,288,773

[1]	Mr. Dougherty was appointed President, Sun Life Financial, Canada effective September 6, 2004.
[2]	Base Salary represents the salary in effect on April 1 of each year.
[3]	Bonuses are listed in accordance with the relative performance year.
[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006 Mr. Dougherty was awarded 12,051 units at a share price of $49.79. In 2005 he was awarded 14,728 units at a share price of $40.74 and in 2004 he was awarded 4,112 units with a share price of $36.48.
[5]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2004 Mr. Dougherty was awarded 12,336 units at a share price of $36.48.
[6]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2006 Mr. Dougherty was awarded 48,600 options with an exercise price of $49.40. In 2005 he was awarded 44,600 options with an exercise price of $40.80. In 2004 he was awarded 25,000 options with an exercise price of $36.69.
[7]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year.

James M.A. Anderson – Executive Vice-President and Chief Investment Officer

Compensation Element	2006 ($)	2005 [1] ($)	2004 [1] (US$)

Cash
Salary [2]	475,000	443,045	345,192
Bonus [3]	470,000	382,409	282,200

Total Cash	945,000	825,454	627,392

Mid- and Long-Term Incentives
PSU Grant Value [4]	375,018	93,783	77,751
RSU Grant Value [5]	–	93,783	233,281
Stock Option Value [6]	375,440	189,040	–

Total Mid- and Long-Term Incentives	750,458	376,606	311,032

Total Direct Compensation	1,695,458	1,202,060	938,424
Pension Service Cost [7]	50,333	1,219,729	93,150

Total	1,745,791	2,421,789	1,031,574

[1]	Mr. Anderson was appointed Executive Vice-President and Chief Investment Officer effective May 5, 2005. His 2004 compensation and first five months of his 2005 compensation was for service as Vice-President, Investments for Sun Life Financial, U.S. prior to his current appointment.
[2]	Base Salary represents the salary in effect on April 1 of each year.
[3]	Bonuses are listed in accordance with the relative performance year.

MANAGEMENT INFORMATION CIRCULAR 2007

[4]	The PSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2006 Mr. Anderson was awarded 7,532 units at a share price of $49.79. In 2005 he was awarded 2,302 units at a share price of $40.74 and in 2004 he was awarded 2,775 units with a share price of $36.48.
[5]	The RSU Grant Value is equal to the number of units granted multiplied by the share price at the time of grant. In 2005 Mr. Anderson was awarded 2,302 units at a share price of $40.74 and in 2004 he was awarded 8,326 RSUs with a share price of $36.48.
[6]	The Stock Option Value represents the expected compensation value at the time of grant, calculated using the Black-Scholes option-pricing model. In 2006 Mr. Anderson was awarded 30,400 options with an exercise price of $49.40. In 2005 he was awarded 13,900 options with an exercise price of $40.80.
[7]	The Pension Service Cost represents the pension expense related to the fiscal-year service and the impact of differences between actual compensation increases for the fiscal year and the actuarial assumptions used during that year. Sun Life Financial's match for the defined contribution plan ($6,333) has been added to the Pension Service Cost for 2006. The significant increase in Pension Service Cost for 2005 is attributed to the increase in salary associated with Mr. Anderson's appointment to Executive Vice-President and Chief Investment Officer, the impact of Canadian and U.S. currency exchange rates and the difference in plan provisions between the pension arrangements in effect in Canada and the U.S. In addition, Sun Life Financial's match for the defined contribution ($3,946) and the 401(k) (US$3,943) plans has been added to the Pension Service Cost for 2005. An amount of US$6,150 is included for the 401(k) plan for 2004.

Awards to Mr. Anderson denominated in Canadian dollars have been converted to U.S. dollars using the average exchange rate for the applicable year: 2005 – Cdn$1.213 per US$1; 2004 – Cdn$1.302 per US$1.

Supplemental Information – Compensation for 2007

In February 2007 the board approved the compensation of the following Named Executive Officers (compensation of the Chief Executive Officer is disclosed starting on page 34 of this Circular).

Base Salaries and Annual Incentive Compensation

After reviewing the executives' performance in 2006 and the compensation practices for the established peer group, adjustments were made to base salaries of the Named Executive Officers. The 2007 base salaries are as follows:

Named Executive Officer [1]	2007 Base Salary ($)

Robert C. Salipante	US 710,000

Kevin P. Dougherty	520,000

James M.A. Anderson	490,000

[1]	Paul W. Derksen retired effective March 1, 2007 and therefore no adjustment was made to his salary in 2007.

Mid- and Long-Term Incentive Awards

The following table summarizes the stock option and PSU grants that were awarded to the Named Executive Officers on February 20, 2007.

	Performance Share Units		Stock Options
Named Executive Officer [1]	# of Units	Value of PSUs at Grant ($) [2]	# of Options	Stock Option Value [3] ($)

Robert C. Salipante [4]	12,173	US 550,136	48,772	US 550,098

Kevin P. Dougherty	13,296	700,034	53,273	700,007

James M.A. Anderson	7,123	375,026	28,539	375,002

[1]	Paul W. Derksen retired effective March 1, 2007 and did not receive any mid- or long-term incentive award in 2007.
[2]	The Value of PSUs at Grant is equal to the number of units granted multiplied by $52.65, being the value of an SLF Inc. common share based on the average closing price on the TSX for the five trading days preceding the grant date.
[3]	The Stock Option Value represents the compensation value at the time of grant, calculated using the Black-Scholes option-pricing model and the exercise price of $52.56.
[4]	The stock option and PSU grants awarded to Mr. Salipante have been converted to U.S. dollars using the average exchange rate for the five days prior to grant date (Cdn$1.165 per US$1).

MANAGEMENT INFORMATION CIRCULAR 2007

Supplemental Information – Cost of Management Ratio

Sun Life Financial led disclosure practices in this area in 2006 and we are now modifying it to align disclosure practices with the Canadian financial services peer group.

Sun Life Financial has an ongoing commitment to its shareholders and policyholders to provide disclosure that demonstrates the relative benefits between compensation, business performance and shareholder value. The table below sets forth the aggregate total compensation awarded to the Named Executive Officers for each of the last five years and the relationship between aggregate total compensation and common shareholders' net income.

The aggregate cost of compensation is based on the methodology used in the Supplemental Total Compensation tables and includes base salaries, annual incentives for the year in which they were earned, the value of mid-term incentives and the expected value of stock options granted during the year and pension expense related to fiscal year service.

Year	Named Executive Officers	Aggregate Total Compensation ($000s)	Common Shareholders' Net Income [1] ($000s)	Compensation as a % of Common Shareholders' Net Income

2006	5	17,139	2,089,000	0.82

2005	5	19,719	1,843,000	1.07

2004	5	19,079	1,680,000	1.14

2003	5	16,576	1,307,000	1.27

2002	5	17,029	995,000	1.71

[1]	Common Shareholders' Net Income is as disclosed in SLF Inc.'s Consolidated Financial Statements and filed with securities regulators in Canada which may be accessed at www.sedar.com.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table provides information as at December 31, 2006 regarding the common shares that were issued under the Executive Stock Option Plan, the Clarica Management Stock Incentive Plan and the Directors' Stock Option Plan, as well as the number of common shares remaining available for issuance under the Executive Stock Option Plan and the Clarica Stock Option Plan. Security holders approved all of the above plans. The issuance of options from the Directors' Stock Option Plan has been discontinued, therefore, the table does not include the common shares remaining for issuance under that Plan. The Special 2001 Stock Option Plan was a plan to award all employees of the Company following the demutualization of Sun Life Assurance and was not required to be approved by security holders.

Plan Category	Number of Securities to be Issued upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))

Equity compensation plans approved by security holders	8,857,812	$32.64	15,695,609

Equity compensation plans not approved by security holders	280,146	$26.18	561,601

Total	9,137,958	$32.44	16,257,210

MANAGEMENT INFORMATION CIRCULAR 2007

Indebtedness of Directors and Executive Officers

Aggregate Indebtedness Outstanding
Purpose	To the Company or its Subsidiaries as at February 28, 2007	To Another Entity

Share purchases [1]	7,459,126	–

Other	3,974,560	–

[1]	Loans provided by McLean Budden Limited to eligible officers of that company for purchase of shares of McLean Budden Limited.

No indebtedness was incurred by directors or executive officers, former directors or executive officers or proposed directors of the Company or their associates for the purchase of securities of SLF Inc. or its subsidiaries. No directors or executive officers of the Company or their associates were indebted to SLF Inc. or any of its subsidiaries, other than for "routine indebtedness". SLF Inc. does not grant personal loans to its directors or executive officers, as such terms are defined under the Sarbanes-Oxley Act of 2002, except in accordance with that Act.

Interests of Insiders in Material Transactions

No director or executive officer of the Company has or has had any material interest, direct or indirect, in any material transaction since the beginning of the Company's most recently completed financial year or any proposed transaction which has materially affected or will materially affect the Company.

Performance Graph

The following graph compares the total cumulative shareholder return, at December 31, 2006, for $100 invested in common shares, with the cumulative total return of the S&P/TSX Composite Index and the S&P/TSX Financials Index since December 31, 2001. It is assumed that dividends declared on common shares of SLF Inc. were reinvested at the share price on the payment date.

MANAGEMENT INFORMATION CIRCULAR 2007

Normal Course Issuer Bid

Under a Notice of Intention to Make a Normal Course Issuer Bid filed with the TSX on January 10, 2007 (the "2007 Issuer Bid") SLF Inc. gave notice of intent to purchase up to 28,565,318 common shares of SLF Inc., representing approximately 5% of the common shares issued and outstanding at that time. Under the 2007 Issuer Bid, which covers the period from January 12, 2007 to January 11, 2008, SLF Inc. has purchased 200,000 of its common shares as of February 28, 2007. Under SLF Inc.'s previous issuer bid that was in effect from January 12, 2006 to January 11, 2007 SLF Inc. purchased 12,168,661 of its common shares. A copy of the notice of 2007 Issuer Bid may be obtained free of charge, upon request, from the Corporate Secretary.

Directors' and Officers' Liability Insurance

The Company has purchased Directors' and Officers' liability insurance with an aggregate limit of $210,000,000 per loss. The Company will indemnify directors and officers in accordance with its specific indemnification agreements and the Act. In the circumstance that the Company is not permitted to grant indemnification, the policy will respond to individual directors and officers directly and no deductible will be applied. The policy expires on October 1, 2007 and has an annual premium of $3,539,713.

Additional Information

Financial information regarding SLF Inc. is contained in its comparative financial statements and Management's Discussion and Analysis for the financial year ended December 31, 2006 and additional information relating to SLF Inc. is available on the SEDAR website: www.sedar.com and the SEC website: www.sec.gov/edgar. Shareholders may obtain copies of SLF Inc.'s consolidated financial statements and Management's Discussion and Analysis by making a request to the Corporate Secretary.

Contacting the Board of Directors

Shareholders and other interested parties may communicate directly with the Board of Directors by e-mail at boarddirectors@sunlife.com or by writing to:

Board of Directors
Sun Life Financial Inc.
150 King Street West
Toronto, Ontario, Canada M5H 1J9

Directors' Approval

The contents and the sending of this Circular have been approved by the Board of Directors.

Signed,

Joan M. Wilson
Vice-President and Corporate Secretary

March 16, 2007

MANAGEMENT INFORMATION CIRCULAR 2007

SCHEDULE A – Charter of the Board of Directors

This Charter sets out:

1.
The duties and responsibilities of the Board of Directors.

2.
The position description for Directors.

3.
The position description for the Non-Executive Chairman of the Board.

4.
The position description for Chairs of Board Committees.

5.
The corporate governance practices and policies that apply to the Board of Directors.

Mission

To be a strategic asset of the organization measured by the effective execution of the Board of Directors' overall stewardship role and the contribution the Directors make – individually and collectively – to the long-term success of the enterprise.

Membership

The by-laws provide for the Board of Directors to have a minimum of eight and a maximum of 20 directors. Each director shall possess the attributes set out in the Position Description for Directors. In addition, a majority of the directors must meet the independence requirements set out in the Director Independence Policy.

Structure and Operations

A schedule of regular board and board committee meetings will be circulated to the directors and agreed upon by the Governance Committee prior to the commencement of a calendar year. Confirmation of the date, time and place of regular meetings will be sent to the directors approximately three weeks in advance of regularly scheduled meetings. Special meetings may be called with 24 hours notice.

A quorum at any meeting of the board shall be five directors and meetings must be constituted so that resident Canadian requirements of the Insurance Companies Act (Canada) are met. At each regularly scheduled meeting of the board, the independent directors will meet privately.

On an annual basis, the Board of Directors will review this Charter and the Forward Agenda for the board and approve changes as necessary. This Charter will be posted on the Company's website. The Board of Directors will review its effectiveness on an annual basis.

1. Duties and Responsibilities of the Board of Directors

The Board of Directors is responsible for supervising the management of the business and affairs of the Company. The board performs the following overall stewardship responsibilities either directly or through the committees of the board. The board has clearly outlined matters that require board approval and those that have been delegated to management.

Board of Directors

•
Planning board size and composition, establishing committees of the board, determining director compensation and evaluating and selecting candidates for election at each annual meeting.
•
Maintaining a formal orientation program for new directors, and ongoing education programs for all directors.
•
Establishing corporate governance practices and policies.
•
Assessing its effectiveness, the effectiveness of the committees of the board, the effectiveness of the Non-Executive Chairman of the Board and the effectiveness of individual directors on an annual basis.

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Senior Management

•
Selecting, evaluating and, if necessary, replacing the Chief Executive Officer and other members of senior management.
•
Delegating to management powers to manage the Company.
•
Overseeing succession planning for senior management positions.
•
Approving the compensation of senior management.
•
Advising and counselling the Chief Executive Officer.

Ethics and Integrity

•
Setting an ethical tone for the Company.
•
Satisfying itself that senior management is sustaining a culture of integrity throughout the organization.
•
Approving amendments to the Sun Life Financial Code of Business Conduct.
•
Complying with and reviewing employee compliance with the Sun Life Financial Code of Business Conduct and promptly disclosing any waivers of the Sun Life Financial Code of Business Conduct for directors or senior management.

Strategy

•
Approving the Company's vision and mission statements.
•
Reviewing the effectiveness of the strategic planning process, approving business objectives and strategic plans on an annual basis.
•
Monitoring corporate performance against these statements, objectives and plans on an ongoing basis.

Risk Management, Capital Management and Internal Control

•
Approving and reviewing compliance with policies and procedures for the management and control of risk, including capital management, and the internal control and management information systems that provide reasonable assurance as to the reliability of the Company's financial information and the safeguarding of its assets.
•
Reviewing compliance with legislative and regulatory requirements.

Material Transactions

•
Reviewing and approving material investments and transactions.

Financial Reporting

•
Reviewing and approving the annual and interim financial statements.
•
Reviewing and approving the annual and interim management's discussion and analysis.

Communication and Disclosure

•
Reporting the financial results to shareholders and other stakeholders on a timely basis.
•
Reviewing and, when appropriate, approving policies with regard to public disclosure, confidentiality of information and securities trading.
•
Enabling shareholders to provide feedback to the independent directors.

Other

•
Engaging any special advisors it deems necessary to provide independent advice, at the expense of the Company.
•
Performing such other functions as prescribed by law or as assigned to the board in the Company's governing documents.

2. Position Description for Directors

The Board of Directors, as a whole, is responsible for managing or supervising the management of the business and affairs of the Company. Each director participates in fulfilling the board's stewardship role by acting honestly and in good faith with a view to the best interests of the Company (fiduciary duty) and exercising the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances (duty of care).

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Duties and Responsibilities

Principal duties and responsibilities of each director include:

•
Acting in the highest ethical manner and with integrity in all personal, business and professional dealings.
•
Confirming compliance with the Sun Life Financial Code of Business Conduct on an annual basis and maintaining the confidentiality of corporate information and board deliberations.
•
Understanding the Sun Life Financial vision and strategic objectives.
•
Becoming knowledgeable of Sun Life Financial's businesses and the financial services sectors in which it operates within a reasonable time of joining the board.
•
Understanding the Company's current corporate governance policies and practices, the Charters of the Board of Directors and of each committee on which he or she serves.
•
Preparing thoroughly for each board and committee meeting by reviewing the materials sent to directors in advance of meetings.
•
Attending board and committee meetings, and actively participating in deliberations and decisions in an objective manner than demonstrates independence from management. Informing himself or herself of significant matters dealt with at meetings not attended.
•
Maintaining agreed upon levels of share ownership in the Company.

Director Attributes

The Board of Directors believes that each director should exhibit the following characteristics while executing his or her duties:

•
Integrity
•
Accountability
•
Independent and informed judgment
•
Commitment
•
Knowledgeable of business issues and financial matters
•
Ability to communicate openly and work effectively with fellow directors and management.

In addition to these personal characteristics, certain regulatory criteria apply to directors related to independence and financial literacy.

The Director Independence Policy outlines the board's approach to determining director independence.

In the board's judgment, a member of the Audit and Conduct Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the auditors of the Company that the member requires, the member is able to read and understand the consolidated financial statements of the Company to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements.

3. Position Description for the Non-Executive Chairman of the Board

The independent directors will select from among their number a director immediately following each annual meeting, who will assume responsibility for providing leadership to enhance the effectiveness and independence of the board. The Non-Executive Chairman of the Board ("Chairman") also manages the affairs of the board so as to assist the directors in carrying out their responsibilities and enhance the effectiveness and cohesion of the board as a whole.

He or she is a member of the Governance Committee and a regular attendee at meetings of other board committees.

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Duties and Responsibilities

Principal duties and responsibilities of the Chairman include:

•
Ensuring that the respective responsibilities of the board and those of management are well understood, and that the boundaries between board and management responsibilities are respected.
•
Communicating the expectations of the independent directors to management.
•
In conjunction with the Chairman of the Governance Committee, regularly evaluating, and in appropriate circumstances proposing enhancements to, the governance structure and procedures.
•
Assessing the sufficiency of the resources available to the board and its committees, including the scope, timeliness and relevance of available information. The Chairman is responsible, in consultation with the other members of the Governance Committee, for ensuring that the independent directors are appropriately compensated in their capacity as directors of the Company.
•
In conjunction with the Chief Executive Officer, the Chairman sets the board agenda, chairs the board meetings and ensures that there is adequate time at board meetings for discussion of relevant issues. The Chairman also sets the agenda for the independent directors' private session that occurs during each regular board meeting.
•
In conjunction with the Chairman of the Governance Committee, setting the Governance Committee agenda. The Chairman also reviews all other committee agendas in advance of regular committee meetings.
•
In conjunction with the Chief Executive Officer, the Chairman sets the agenda for the annual meeting and any special meetings of shareholders or policyholders and acts as the chair of those meetings.
•
In conjunction with the Governance Committee, conducting a formal survey of the independent directors on a regular basis to assess the effectiveness of the board and its committees.
•
In conjunction with the Governance Committee, evaluating the performance of individual independent directors as part of an annual peer review process. The Chairman meets individually with each independent director at least annually to discuss individual performance.
•
With the Chairman of the Management Resources Committee, annually evaluate the performance of the Chief Executive Officer and report on the evaluation to the independent directors. The Chairman is also responsible for ensuring, in conjunction with the Chief Executive Officer, that appropriate human resource management practices (including succession, development and compensation plans) are in place for senior management.
•
In conjunction with the Governance Committee, determining the director competencies, skills and qualities required or best suited from time to time to complement the current board composition, and identifying prospective board candidates. The Chairman is responsible for approaching and interviewing prospective candidates, and for recommending prospective directors to the Governance Committee for its review and subsequent recommendation to the board.
•
Reviewing, with the Chairman of the Governance Committee, the membership of each board committee and the selection and rotation of the Committee Chairmen, and making recommendations to the Governance Committee for its review and recommendation to the board. The Chairman is also responsible for recommending to the Governance Committee those other members of the board who are from time to time to become a member of the Board of Directors of one or more of the Company's major foreign subsidiaries.
•
Overseeing the orientation and training program for new directors and the ongoing program for education of all directors.
•
Engaging, at the expense of the Company, outside advisors for the independent directors, the board or board committees, as required.
•
Communicating from time to time with representatives of the Company's regulators and rating agencies, and with corporate governance-focused councils, coalitions and similar bodies, to discuss general board and company governance-related matters. If requested by institutional shareholders to do so, the Chairman may from time to time communicate with institutional shareholders about general board and company governance-related matters, although preferably after prior consultation with the Chief Executive Officer. In exceptional circumstances, where it is inappropriate for the Chief Executive Officer to communicate, or otherwise after prior consultation with the Chief Executive Officer, it may be necessary for the Chairman to communicate with the media about the affairs of the Company. These circumstances would normally be limited to board matters or matters relating to the Chief Executive Officer (for example compensation or succession). The Chairman will report on all such communications to the board at the next regular meeting of the board unless timelier reporting is advisable.

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4. Position Description for Committee Chairs

The chair of a committee of the Board of Directors is responsible for providing leadership to enhance effective and independent functioning of the committee in order that the committee may fulfil its duties and responsibilities as outlined in the Committee Charter.

Duties and Responsibilities

Principal duties and responsibilities of each Committee Chair include:

•
Reviewing and approving the agenda for each meeting of the committee. The Committee Chair may consult or meet with the Non-Executive Chairman of the Board, members of management or other advisors as part of the agenda and meeting preparation process.
•
Chairing committee meetings, ensuring that there is adequate time at committee meetings for discussion of relevant issues and for the committee members to meet privately.
•
Reporting to the Board of Directors on the committee's activities following each meeting and presenting recommendations to the Board of Directors on matters that require Board approval.
•
Leading an annual review of the adequacy of the Committee Charter.
•
Leading an annual evaluation of the effectiveness of the committee.

The chair of the Audit and Conduct Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Auditor.

The chair of the Risk Review Committee is consulted in advance in connection with the appointment, reassignment, replacement and dismissal of the Chief Risk Officer and Chief Compliance Officer.

5. Corporate Governance Policies and Practices

Election of Directors and Term of Office

The board has not established a specific number of years a director may serve on the board, however, under the by-laws of the Company, each director will be elected for a term of one year. Directors may stand for re-election at the end of each term. The Governance Committee reviews the candidacy of each nominee on an annual basis and confirms to the Board of Directors that each of the nominees meets expectations outlined in the Position Description for directors and satisfies the criteria for board membership. In addition, the Governance Committee will report on the independence status of each director as defined in the Director Independence Policy.

Majority Voting

In elections where only the nominees recommended by the board stand for election, a director who receives more "withheld" votes than "for" votes for his or her election must tender a written offer to resign to the Chairman of the Governance Committee of Sun Life Financial Inc. in the case of an election by shareholders, or to the Chairman of the Governance Committee of Sun Life Assurance Company of Canada in the case of an election by voting policyholders, for acceptance or rejection by the board of the applicable company. Within 90 days of the annual meeting the board will decide whether to accept or reject the director's offer to resign and promptly disclose by way of news release the outcome of its deliberations. Any director who tenders his or her resignation will not participate in the consideration by the board of the resignation offer.

Director Retirement

The retirement date for directors is the date of the annual meeting following the director's 70th birthday. The non-management directors may, if they unanimously determine that it is in the best interest of the Company to do so, waive this requirement for a director and nominate the director for election for one additional term. The waiver may be renewed for a second additional term but not for any further period. A director who is a member of management must resign when he or she leaves active employment.

MANAGEMENT INFORMATION CIRCULAR 2007

Access to Management

Each director shall have access to management, as necessary, to carry out his or her responsibilities.

Attendance at Board and Committee Meetings

The Governance Committee reviews the attendance of directors each year as part of the nomination process for director elections. Any director who does not, in two consecutive years, attend at least 75% of the regularly scheduled meetings of the board and the board committees to which he or she is assigned, must tender a written offer to resign to the Chairman of the Governance Committee for acceptance or rejection by the board.

Change of Occupation

Directors whose principal employment changes materially from that which they held when elected to the board (including retirement from their principal employment) must notify the Chairman of the Governance Committee in accordance with the Director Independence Policy and tender a written offer to resign for acceptance or rejection by the board. The board is not of the view that directors in such circumstances must always leave the board, however, an opportunity should be given to the board to review the continued appropriateness of board membership under the revised circumstances.

Directors' Remuneration and Share Ownership

The remuneration of directors is reviewed on an annual basis to ensure that directors are adequately and competitively compensated.

It is the policy of the board that each director will own or have invested an amount equivalent to a value of not less than $500,000 in common shares or deferred share units of Sun Life Financial Inc. within five years of the adoption of this revised policy in February 2007 or within five years of the directors' appointment to the board, whichever is later.

Orientation of New Directors

The Company provides an orientation program for new members of the board. This orientation begins with a strategic overview session with the Chief Executive Officer, followed by meetings or briefing sessions with selected company executives, which will include a review of the financial statements of the Company. A new director will be provided with a range of written materials including those that outline the organization of the board and its committees, the powers and duties of directors, the required standards of performance for directors, the Sun Life Financial Code of Business Conduct, and this Charter.

Management will arrange site visits as well as private meetings with members of management, as requested by the director.

Continuing Education for Directors

The Company provides ongoing business and director education sessions for members of the board. Individual directors may participate in outside professional development programs approved by the Chairman, at the expense of the Company.

Interaction with the Media

The board believes that it is the responsibility of management, rather than members of the board, to speak on behalf of the Company. From time to time, directors may be requested by the media, or by institutional investors, shareholders, customers or policyholders, to discuss certain issues on behalf of the Company. Any director to whom such a request is made should review the request with the Chairman and the Chief Executive Officer before responding.

MANAGEMENT INFORMATION CIRCULAR 2007

SCHEDULE B – Sun Life Financial Inc.'s Alignment with
The New York Stock Exchange ("NYSE")
Corporate Governance Rules

The following is a summary of the NYSE's Corporate Governance Rules, in each case followed by a comparison with Sun Life Financial's governance procedures.

Rule 1	Listed companies must have a majority of independent directors.

Comments:	The Charter of the Board of Directors states that a majority of directors must be independent. The Board of Directors has recently adopted a Director Independence Policy, a copy of which is posted on the Sun Life Financial website: www.sunlife.com which establishes the standards and processes for determining the independence of individuals who serve or may serve on the Board of Directors. An individual will be considered independent if he or she does not have, directly or indirectly any relationship with the Company that could reasonable be expected to interfere with his or her exercise of independent judgment.

Rule 2	No director qualifies as "independent" unless the board of directors affirmatively determines that the director has no material relationship with the listed company. Companies must identify which directors are independent and disclose the basis for that determination.

Comments:	The Governance Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that 12 of the 13 individuals who are nominated for election as directors at the May 9, 2007 annual meeting are independent. Director nominee Donald A. Stewart is not independent because he is Chief Executive Officer of the Company. The table in the Director Nominee section of this Circular starting on page six identifies the independence status of each director and director nominee.

Rule 3	To empower non-management directors to serve as a more effective check on management, the non-management directors of each listed company must meet at regularly scheduled executive sessions without management.

Comments:	An executive session of the non-management directors is held at the end of regularly scheduled meetings of the Board of Directors and occasionally at the end of special purpose board meetings at which members of management including the management director are not present. The Chairman of the Board presides over these sessions to facilitate an open and candid discussion of all topics covered during the meeting. Following these sessions the Chairman of the Board provides the Chief Executive Officer with an overview of items discussed and advises the Corporate Secretary of items that require follow-up. During 2006 private sessions were held following 10 of the 14 board meetings. The Chairman of the Board presides at each of these meetings.

Rule 4	Listed companies must have a nominating/corporate governance committee composed entirely of independent directors. The nominating/corporate governance committee must have a written charter that addresses the committee's purpose and responsibilities and an annual performance evaluation of the committee.

Comments:	The nominating/corporate governance committee of the board is known as the Governance Committee. All members of the Governance Committee are independent directors. The Governance Committee has a written charter that addresses the Committee's purpose and responsibilities and complies with the minimum requirements of NYSE Rule 4 other than the oversight of the evaluation of management, which is a duty of the Management Resources Committee. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board's annual effectiveness review, the committee undertakes an annual performance evaluation.

MANAGEMENT INFORMATION CIRCULAR 2007

Rule 5	Listed companies must have a compensation committee composed entirely of independent directors. The compensation committee must have a written charter that addresses the committee's purpose and responsibilities, which, at minimum, must be to have direct responsibility

(A) to review and approve corporate goals and objectives relevant to CEO compensation, evaluate the CEO's performance in light of those goals and objectives, and, either as a committee or together with the other independent directors (as directed by the board), determine and approve the CEO's compensation level based on this evaluation; and
(B) make recommendations to the board with respect to non-CEO executive officer compensation and incentive compensation plans and equity-based plans that are subject to board approval; and

(C) produce a compensation committee report on executive officer compensation as required by the SEC to be included in the listed company's annual proxy statement or annual report on Form 10-K filed with the SEC.

Comments:	The compensation committee of the board is known as the Management Resources Committee. All members of the Management Resources Committee are independent directors. The Management Resources Committee has a written charter that addresses the committee's purpose and responsibilities and complies with the minimum requirements of the NYSE Rule other than the following: the committee makes recommendations on the Chief Executive Officer's compensation and performance to the independent directors for approval. The Charter is posted on the Sun Life Financial website: www.sunlife.com. As part of the board's annual effectiveness review, the committee undertakes an annual performance evaluation.

Rule 6	Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act.

Comments:	The Governance Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that all five members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

The Audit and Conduct Review Committee is responsible for the compensation and oversight of the External Auditor. As required under Canadian law, the External Auditor is appointed annually by the shareholders rather than by the committee. The committee reviews the performance of the External Auditor and makes a recommendation to the board which in turn recommends a registered public accounting firm's appointment to the shareholders.

Rule 7	The audit committee must have a minimum of three members.

Comments:	The Company complies with the requirements of the NYSE as to the role and composition of audit committees. The Audit and Conduct Review Committee has five members. The Governance Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that that all five members of the Audit and Conduct Review Committee are independent. The Board of Directors has determined that each member of the Audit and Conduct Review Committee is financially literate. In the Board of Directors' judgment, a member of the Audit and Conduct Review Committee is financially literate if, after seeking and receiving any explanations or information from senior financial management of the Company or the External Auditors that the member requires, the member is able to read and understand SLF Inc.'s consolidated financial statements to the extent sufficient to be able to intelligently ask, and to evaluate the answers to, probing questions about the material aspects of those financial statements. The board has also determined that the chair of the committee, Ms. Hoeg, is an "audit committee financial expert" as defined by SEC rules and therefore has the accounting or related financial management experience required by NYSE Rule 7. The SEC has indicated that the designation of Ms. Hoeg as an audit committee financial expert does not make Ms. Hoeg an "expert" for any purpose, or impose any duties, obligations or liabilities on Ms. Hoeg that are greater than those imposed on members of the audit committee and Board of Directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or Board of Directors.

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Rule 7 b	In addition to any requirement of Rule 10A-3(b)(1), all audit committee members must satisfy the requirements for independence set out in Section 303A.02.

Comments:	The Governance Committee has evaluated the independence of each director in accordance with the Director Independence Policy and confirmed to the board that that all five members of the Audit and Conduct Review Committee satisfy the SEC rules for audit committee independence.

Rule 7 c	The audit committee must have a written charter that addresses the committee's purpose – which, at a minimum, must be to:

(i) assist board oversight of (1) the integrity of the listed company's financial statements, (2) the listed company's compliance with legal and regulatory requirements, (3) the independent auditor's qualifications and independence, and (4) the performance of the company's internal audit function and independent auditors; and prepare an audit committee report as required by the SEC to be included in the listed company's annual proxy statement.
(ii) an annual performance evaluation of the audit committee.
(iii) the duties and responsibilities of the audit committee – which, at a minimum, must include those set out in Rule 10A-3(b)(2), (3), (4) and (5) of the Exchange Act, as well as to

A) at least annually, obtain and review a report by the independent auditor describing: the firm's internal quality control procedures; any material issues raised by the most recent internal quality control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the firm, and any steps taken to deal with any such issues; and (to assess the auditor's independence) all relationships between the independent auditor and the listed company;
B) meet to review and discuss the listed company's annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing the company's specific disclosure under "Management's Discussion and Analysis of Financial Condition and Results of Operations";
C) discuss the listed company's earnings press releases, as well as financial information and earnings guidance provided to analysts and rating agencies;
D) discuss policies with respect to risk assessment and risk management;
E) meet separately, periodically, with management, with internal auditors (or other personnel responsible for the internal audit function) and with independent auditors;
F) review with the independent auditor any audit problems or difficulties and management's response;
G) set clear hiring policies for employees or former employees of the independent auditors; and
H) report regularly to the board of directors.

Comments:	The Audit and Conduct Review Committee has a written charter that addresses the committee's purpose and responsibilities and complies with the minimum requirements of the Rule other than the following. Duties related to oversight of the Company's compliance with legal and regulatory requirements and policies with respect to risk assessment and risk management have been delegated by the board to the Risk Review Committee, a committee composed entirely of independent directors. The Audit and Conduct Review Committee reviews earnings press releases and reviews the type of financial information provided to analysts and rating agencies.

The Audit and Conduct Review Committee's Charter is attached to the Annual Information Form filed with the Canadian securities regulators and with the SEC and can be accessed at www.sedar.com and www.sec.gov/edgar, respectively, and on the Sun Life Financial website: www.sunlife.com. As part of the board's annual effectiveness review, the committee undertakes an annual performance evaluation.

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Rule 7 d	Each listed company must have an internal audit function.

Comments:	Sun Life Financial has an internal audit function.

Rule 8	Shareholders must be given the opportunity to vote on equity compensation plans and material revisions thereto, except for employment inducement awards, certain grants, plans and amendments in the context of mergers and acquisitions, and certain specific types of plans.

Comments:	SLF Inc. complies with TSX rules that require shareholder approval of new share issues.

Rule 9	Listed companies must adopt and disclose corporate governance guidelines.

Comments:	The Company has adopted corporate governance guidelines. The subjects outlined in the Rule to be addressed in the corporate governance guidelines are included in the Charter of the Board of Directors. The Company's alignment to CSA guidelines can be found in the Report on Corporate Governance section of this Circular starting on page 16. The Charter of the Board of Directors is set out in Schedule A (page 52) of this Circular. The Charters of the Board of Directors and Board Committees are posted on the Company's website: www.sunlife.com.

Rule 10	Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.

Comments:	The Sun Life Financial Code of Business Conduct applies to directors, officers and employees. It is filed with the Canadian securities regulators and posted on the Sun Life Financial website: www.sunlife.com. No waivers of the Code for directors or executive officers have been granted.

Rule 11	Listed foreign private issuers must disclose any significant ways in which their corporate governance practices differ from those followed by domestic companies under NYSE listing standards.

Comments:	SLF Inc. is a foreign private issuer. The Company does not believe that its corporate governance practices substantially differ from those followed by domestic companies under the NYSE listing standards.

Rule 12	Each listed company CEO must certify to the NYSE each year that he or she is not aware of any violation by the company of NYSE corporate governance listing standards, qualifying the certification to the extent necessary.

Each listed company CEO must promptly notify the NYSE in writing after any executive officer of the listed company becomes aware of any material non compliance with any applicable provisions of this Section 303A.

Each listed company must submit an executed Written Affirmation annually to the NYSE. In addition, each listed company must submit an interim Written Affirmation each time a change occurs to the board or any of the committees subject to Section 303A. The annual and interim Written Affirmations must be in the form specified by the NYSE.

Comments:	The Company is materially in compliance with the applicable Rules and will notify the NYSE if any executive officer becomes aware of any material non-compliance with the Rules. Annual and interim Written Affirmations are filed with the NYSE.

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SCHEDULE C – Shareholder Proposal

Proposal No. 1 has been submitted by Mr. J. Robert Verdun, 153-B Wilfred Avenue, Kitchener, Ontario N2A 1X2, e-mail: bobverdun@rogers.com, (telephone 519-574-0252). The proposal and Mr. Verdun's supporting comments are set out in italics below. The proposal was submitted in English and translated into French by SLF Inc.

Proposal No. 1 — The STAR Principle of Executive Compensation

Compensation of Named Executive Officers shall follow the STAR Principle:

(a)
Simplified — The existing plethora of types of compensation shall be replaced with two categories: cash and stock units.

(b)
Transparent — The actual value of stock units when they are awarded shall be clearly stated, and they shall be permanently subject to market fluctuation with no re-valuation if the stock price declines.

(c)
Allocated — Non-cash compensation shall not be payable until after the Executive retires, and then at a maximum of 20% of the accumulated total annually.

(d)
Retractable — Non-cash compensation shall be cancelled if circumstances warrant, such as failure of the Company to sustain the profitability that gave rise to the award of the stock units, a significant judicial or regulatory ruling against the Company, or if the Executive is terminated for cause.

Shareholder's Statement

Everyone in the investment community is concerned about the complexity of executive compensation, and in favour of controlling the rate of payout and of the possible need for retraction. There is widespread support for making all non-cash compensation truly aligned to the long-term health of the Company. It is in everyone's interest to make the entire compensation package Simplified, Transparent, Allocated, and Retractable.

The Board of Directors recommends voting against Proposal No. 1 for the following reasons:

SLF Inc. continues to focus on reforms related to executive compensation and executive compensation disclosure as described in this Circular. These practices include, among other things:

1.
Significant emphasis on variable and at risk compensation for senior executives;

2.
Reliance on incentive programs that are tied to a combination of absolute and relative performance measures, including zero payouts when minimum thresholds are not met; and

3.
Meaningful share ownership requirements that link shareholder and executive interests over the long term.

Enhanced disclosure examples include historical total compensation tables for each Named Executive Officer and the Cost of Management Ratio, which is a supplemental compensation measure developed and standardized by SLF Inc. and other major Canadian financial institutions.

The Board of Directors believes its executive compensation practices are appropriate, reflect best practices in the industry and drive performance for the benefit of shareholders. Therefore the Board of Directors recommends voting against this proposal.